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EXHIBIT 99.1

THE THOMSON CORPORATION

Annual Information Form

For the Year Ended December 31, 2002

March 26, 2003

        In this annual information form, "Thomson," "we," "us" and "our" each refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise.

        Unless the context requires otherwise, references in this annual information form to "$" or "dollars" are to United States (U.S.) dollars.

        Information contained on our web site or any other web sites identified in this annual information form is not part of this annual information form. All web site addresses listed in this annual information form are intended to be inactive, textual references only.

1.    FORWARD-LOOKING STATEMENTS

        Certain statements included in this annual information form constitute forward-looking statements. When used in this annual information form, the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

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  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

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  our failure to fully derive anticipated benefits from our acquisitions;

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  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

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  our failure to meet the special challenges involved in expansion of our operations outside North America;

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  our failure to recruit and retain high quality management and key employees;

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  the consolidation of our customers;

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  increased self-sufficiency of our customers;

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  increased accessibility to free or relatively inexpensive information sources;

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  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

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  changes in the general economy;

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  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge;

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  inadequate protection of our intellectual property rights;

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  an increase in our effective income tax rate;

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  impairment of our goodwill and identifiable intangible assets; and

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  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this annual information form. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2.    CORPORATE STRUCTURE

        The Thomson Corporation was incorporated under the Business Corporations Act of Ontario, Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996 and we restated our articles as amended on September 1, 1998. Our registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada.

        We beneficially own, directly or indirectly, 100% of the voting and non-voting securities of the subsidiaries listed below, each of which has total assets constituting more than 10% of our consolidated assets at December 31, 2002, and total revenues constituting more than 10% of our consolidated revenues at December 31, 2002. The aggregate of all subsidiaries excluded from the list constitutes less than 20% of our consolidated assets and consolidated revenues at December 31, 2002. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiaries	Jurisdiction of Incorporation
Thomson Canada Limited	Ontario, Canada
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Healthcare Inc.	Florida, U.S.A.
Thomson Financial Inc.	New York, U.S.A.
Thomson Media Inc.	New York, U.S.A
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
The Dialog Corporation	Delaware, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson Learning Inc.	Delaware, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Institute for Scientific Information Inc.	Pennsylvania, U.S.A
The Gale Group, Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
The MEDSTAT Group, Inc.	Delaware, U.S.A.
Thomson Holdings SA	Luxembourg
Drake Beam Morin, Inc.	Delaware, U.S.A.
Thomson Finance SA	Luxembourg
The Thomson Corporation PLC	England
The Thomson Organisation Limited	England
TTC (1994) Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions Limited	England
Thomson Financial Limited	England
Datastream International Limited	England

3.    DESCRIPTION OF THE BUSINESS

Overview

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers principally in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have the greatest potential for consistent long-term growth.

        We have a leading market position and well recognized and respected brands in each of our principal markets. Our revenues, which in 2002 totaled $7.8 billion, are generally recurring or predictable. In 2002, we derived approximately 60% of our revenues from sales of subscription-based products, 37% from other products and only 3% from advertising. In 2002, 83% of our revenues were from our operations in North America.

        We have the flexibility to deliver our products and services to our customers electronically in a variety of ways, including over the Internet and our own proprietary platforms. As a result, our products and services are readily integrated into the systems of our customers. By expanding electronic delivery of our products and services, which can generally be done at lower variable costs than those that are print-based, we believe that we will generate revenue growth and expand our profit margins. In 2002, we derived 53% of our revenues from products and services delivered electronically, up from 45% in 1997.

  Corporate Center and Market Groups

        Our corporate center initiates and executes strategy and manages other company-wide functions. We organize our operations in four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal and Regulatory;

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  Thomson Learning;

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  Thomson Financial; and

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  Thomson Scientific and Healthcare.

        By centralizing key functions in our corporate center, we foster a company-wide approach while allowing our market groups sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, our corporate center oversees the planning processes of our market groups and their implementation of strategy and assesses their performance. Our corporate center develops and executes capital strategy, including tax planning, and determines the overall direction on technology. In addition, our corporate center has the responsibility for the appointment of senior executives and their training and development.

        The following table summarizes certain information about our four market groups relating to 2002 revenues, the countries in which they operated and the number of their employees as of December 31, 2002.

Market Groups — Operations

	Revenues (1)	Percentage of Revenues (1)(2)	Percentage of Revenues from Electronic Delivery(1)	Countries	Employees
	(in millions of dollars)
Thomson Legal and Regulatory	$2,961	38	56	24	17,000
Thomson Learning	2,290	30	27	42	12,300
Thomson Financial	1,543	20	90	22	7,600
Thomson Scientific and Healthcare	780	10	53	18	4,300

(1)
Market group results are presented on the basis of revenues from ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Discontinued operations include the results of our former newspaper operations.

(2)
Percentages are calculated on the basis of revenues from ongoing businesses, including revenues of our corporate and other segment. That segment includes the results of Thomson Media, which we previously designated for sale but subsequently retained.

        We are undertaking a significant initiative to increase the awareness of the Thomson brand, which involves linking the Thomson name with our many well recognized product and service brands. We believe the heightened awareness of the Thomson brand will become a significant asset in supporting our global growth initiatives.

  Information and Technology

        We believe the breadth and depth of our value-added information and our technological strength are significant competitive advantages. Compiled over many decades, our collection of information is one of the world's largest and we maintain much of it in electronic databases. We have generally enhanced the value of our information, including that derived from public sources, by adding proprietary editorial content, formatting, organization and indexing. We also create some of our information, such as textbooks and course materials. We keep our information up to date with a large staff of professionals, researchers and technology specialists. Much of our information is not available to our customers from other sources in the value-added form in which we provide it.

        Our customers rely on our information for its accuracy, comprehensiveness and utility as well as on the ready access to it that we provide. For example:

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  lawyers depend on our Westlaw databases of legal cases, legislation and other legal information that we have supplemented with summaries and classified by topic areas and points of law;

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  Thomson One Banker combines real-time market data and news with authoritative investment banking content on a single delivery platform, allowing investment bankers to conduct research and analysis, utilizing applications that, among other things, enable them to personalize their desktops and create an interface tailored to meet their needs;

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  college professors teach from our Wadsworth and other textbooks authored by experts in the most popular disciplines, including the humanities, social sciences, languages, science, mathematics, engineering and business, which are augmented by electronic teaching aids, such as online interactive supplements and websites; and

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  physicians and other healthcare professionals check our Physicians' Desk Reference (PDR) product, a directory of Food and Drug Administration (FDA) approved drug-labeling information.

        Since the early 1990s, we have invested in technology to build platforms that have sufficient scale and scope to meet the needs of our customers globally. We have the flexibility to deliver our products and services to our customers electronically in a variety of ways, including over the Internet and our own proprietary platforms.

  Integrated Information Solutions

        Based on the particular needs of a customer segment, we combine our products and services to create integrated information solutions. Our integrated information solutions provide our customers with value-added information from one or more sources along with applications and tools that enable them to use it in a manner that suits them best, including by adapting it and combining it with their own information. As customers take advantage of this flexibility, our solutions are increasingly integrated into their workflow.

        Our integrated information solutions are evolving to reflect technological change and are becoming increasingly sophisticated and comprehensive in response to our customers' needs. In developing new products and services, we are focusing on expanding the range of our integrated information solutions for users. In addition, we are positioning ourselves to offer our customers enterprise solutions that improve productivity across entire organizations.

  Transformation

        Since the 1980s, we have been engaged in publishing business and professional information, until recently within a multi-business enterprise. We have now largely completed a strategic transformation through which we have divested other businesses and have become focused on information businesses.

        In 1996, we acquired West Publishing, a U.S.-based provider of primarily legal information, for $3.4 billion. We made West the core of our legal and regulatory group and became a leader in this sector. We have used West's leading technology platform as the base for expanding electronic delivery of our information-based products and services. In addition, by acquiring West, we took a substantial step in shifting our strategy to focus on professional and business customers and a subscription-based revenue model.

        In our learning group, we greatly increased our scale by purchasing the higher education and corporate training businesses of Harcourt General Inc., or Harcourt, for $2.1 billion in 2001 and we acquired Prometric, the leading provider of computer-based testing, for $775 million in 2000. In our financial group, we greatly expanded the breadth and depth of our products and services by purchasing Primark, a global provider of financial information, and Carson, a global provider of investor relations products and services, for an aggregate amount of $1.3 billion in 2000.

        In addition, we have regularly made other tactical acquisitions that complemented our existing information businesses. For many of our acquisitions, we purchased information or a product or service that we integrated into our operations to broaden the range of our offerings. As alternatives to the development of new products and services, these acquisitions had the advantages of faster integration into our product and service offerings and cost efficiencies.

        As part of our transformation, we also divested successful but mature businesses that were no longer core holdings, including:

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  our leisure travel business, which we disposed of in 1998 for proceeds of $1.9 billion; and

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  our community newspapers and a related 50% interest in a newsprint manufacturing business, which we sold in 2000 and 2001 for aggregate proceeds of $2.8 billion.

Strategy

        Our strategic objective is to be the foremost global provider of integrated information solutions to businesses and professionals in markets with consistent long-term growth prospects. In order to achieve this objective, we apply the following strategy consistently across our market groups.

        Creating value for customers by providing integrated information solutions.    We provide integrated information solutions that create value for our customers. We supply value-added information and use technology to deliver it faster and in a form that enables our customers to use it flexibly and efficiently. As we meet our customers' needs for more and better solutions, we enhance their ability to serve their customers. Our solutions also become integral to our customers' workflow and businesses, which is conducive to a high level of customer retention. Accordingly, we seek to grow primarily by expanding our opportunities to serve our customers, in addition to improving our market share. To do so, we will continue to expand the breadth and depth of the integrated information solutions we offer to our customers.

        Leveraging our technological platforms and other assets and capabilities to generate growth and expand margins. We have technological platforms of scale and scope, high quality information, strong brands and skilled senior management and employees. We plan to capitalize on our technological strength and these other assets and capabilities to generate revenue growth and expand our profit margins. We seek to leverage our investment in technology to lower the cost of developing and marketing new products and services and realize operating efficiencies. Using the systems we now have, we can adapt products and services developed for customers in one sector for those in others. Having designed a technological application to permit one customer to use our information, we can modify that application for utilization of the same or other information by another customer. We are using strong brands in one country — such as Westlaw in the United States — as the basis of entry into others. We are also building Thomson as a global co-brand to foster the development of our product and service brands. We continue to emphasize the recruitment, training and career development of our people, on whose ability and creativity our business depends. We deploy management across our market groups to broaden work experience, foster cross-fertilization of thinking and encourage a common management approach.

        Expanding electronic delivery to improve scalability.    We believe that our focus on electronic delivery allows us to respond more effectively to our customers' needs, to provide products and services that have more features and to enhance our customers' ability to use our information as it suits them. We also believe that our focus on electronic delivery permits us to expand more readily into new markets. By expanding electronic delivery of products and services, which can generally be done at lower variable costs than those that are print-based, we believe that we will generate revenue growth and expand our profit margins.

        Exploiting international expansion opportunities.    We plan to continue to invest outside of North America, which we expect will enable us to accelerate our overall rate of growth. Our businesses are readily expandable into new geographic markets and we intend to grow them internationally, particularly in Europe, Latin America and Asia-Pacific. Many of our products and services developed originally for the United States or other markets can be modified and offered internationally. Many of our customers operate internationally, which gives us the opportunity to expand with them. In addition, the scalability and flexibility of our technology platforms allow us to reach customers globally.

        Assessing acquisitions.    Within our existing businesses, we have opportunities to evolve and grow and can achieve our strategic objective. We plan to grow by reinvesting in our existing businesses. We will continue to regularly evaluate and make acquisitions that broaden the range of our product and service offerings. We will also continue to assess the acquisition of new businesses that can either improve our ability to serve our existing markets or allow us to enter new markets effectively. We believe that we have demonstrated the ability to identify acquisitions that enhance or complement our business, evaluate them in a disciplined manner and execute acquisition transactions effectively. We also believe that our experience in integrating acquired businesses allows us to eliminate cost redundancies and combine the acquired products and services with our existing offerings, resulting in incremental revenues, expanded profit margins and improved potential for revenue growth. We also continue to assess strategic alliances and joint ventures, especially when entering new markets. Examples include Universitas 21 Global, our joint venture with 17 leading research universities from around the world to form an online university, and our Omgeo joint venture with The Depository Trust & Clearing Corporation that provides post-trade transaction services to our financial services customers.

        Achieving superior long-term returns and maintaining financial discipline.    We manage our businesses and deploy our capital to maximize returns to shareholders over the long term. In growing our businesses, we will continue to rely on our recurring revenues, strong cash flow from our operations and our strong balance sheet. We make disciplined investment decisions largely on the basis of return on invested capital and other long-term financial measurements such as discounted cash flow and internal rate of return. Since the early 1990s, we have invested to focus ourselves on providing integrated information solutions and to build technology platforms. Having made these investments, we aim to achieve improved returns on invested capital through sustained revenue growth, realizing operating efficiencies and leveraging our technology. We expect that the percentage of our revenues that we spend on technology will decrease, although we plan to continue to invest in technology at significant levels. We assess each of our businesses on the basis of annual performance targets. In making any tactical acquisitions that complement our existing businesses, we will generally do so on the basis that the acquired business, while adding to our capacity for growth over the long term, will also be expected to increase our return on invested capital and earnings by the second year after it is acquired.

Thomson Legal and Regulatory

        Our legal and regulatory group provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals. We offer a broad range of products and services primarily based on our electronic databases of legal, regulatory and business information and news. Our offerings also include non-content based products and services, such as software to assist lawyers and accountants with management functions, including document management, case management, and other back office functions, and software that assists tax professionals with preparing and filing tax returns. We also offer online legal directories to assist our customers in their client development initiatives and continuing legal educational programs. In 2002, we provided integrated information solutions to each of the 100 largest law firms in the world and our databases are some of the largest in the world.

        In 2002, we derived approximately 75% of our legal and regulatory group's revenues from ongoing businesses from legal products and services, 18% from tax and accounting products and services and 7% from business information and news. In 2002, 56% of our revenues were generated from products and services delivered electronically and we derived 85% of our revenues from North America. 88% of our 2002 revenues were generated under subscription-based arrangements.

Markets

        As the economy becomes increasingly global, the demand for legal and regulatory information on a global basis is increasing. Customers are requiring a broader array of products and services to meet their varied information needs. Increasingly, customers prefer their information needs to be met by one strategic partner as opposed to multiple providers to ensure consistency. Our estimates indicate that the market for legal and regulatory information in most developed countries is relatively mature and we expect average annual revenue growth rates in the future to correlate with gross domestic product growth.

        Technology continues to affect the market for legal and regulatory information. The availability and reliability of the Internet and the demand for faster access to information has significantly increased the demand for products and services online. In addition, the Internet has made it much easier to both deliver and receive information and services. We believe that the trend to shift from print to online will continue in the future.

        Competitive differentiation in the market for legal and regulatory information is becoming increasingly difficult to demonstrate through traditional means, such as content and reliability. We believe that value-added products and services are increasingly becoming the point of competitive differentiation. As a result, information providers are putting a greater focus on, and offering a broader selection of, value-added products and services, including non-information based products. In addition, brands are becoming increasingly important as customers associate them with value.

        Online business information and news services supply a variety of current and archival business information and news to professionals in a wide variety of areas such as marketing, strategic planning, business development and research and development. According to our estimates, the global market for business information and news has been negatively impacted by business conditions, resulting in little or no growth in 2002, but is expected to recover as the global economy recovers. However, in 2003, we believe that tight economic conditions will continue to impact the market for business information and news.

Operations

Legal

        Based primarily on our West business, we are the leading provider in the United States of legal information-based products and services, offering our customers access to over 17,000 databases as of December 31, 2002. We provide integrated information solutions to virtually every large law firm, significant government institution and law school in the United States and to small and medium-sized law firms and corporate in-house legal professionals.

        Our information includes case law, statutes, administrative material, law reviews and treatises, lawyer profiles, legal commentary, public records and legal forms, in print and electronic formats. Our West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial enhancements prepared by our staff of lawyers and editorial professionals. These editorial enhancements facilitate more productive searching and researching by our customers. Through Westlaw, we also offer KeyCite, an online citation research service that, among other things, enables our customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative, retrieve a list of cases that cite a particular case or compile a table of authorities.

        We also operate legal information businesses in Canada, the United Kingdom, Denmark, France, Ireland, the Netherlands, Spain, Sweden, Australia, Hong Kong, New Zealand, Brazil and Argentina

through local operations and in Switzerland through a joint venture. Through these businesses, we provide a range of primary materials such as case law and statutes and secondary materials, including treatises and legal commentary specific to the countries in which we operate.

        Westlaw is our primary online delivery platform. Most of our customers access our products and services over the Internet through westlaw.com. Westlaw offers numerous search features and navigation tools that enable our customers to search our databases to research points of law, build tables of authorities or search for other topically related commentary. Westlaw allows our customers to customize a search by limiting it to only those databases that are relevant to them. We recently introduced mywestlaw.com, an innovative set of features that allows individual users to customize Westlaw by focusing on specific jurisdictions or practice areas. Our offering of mywestlaw.com, together with increased use of the Internet, has allowed us to further penetrate the market for smaller and specialized law firms.

        We launched Westlaw in the United Kingdom in 2000, and 98 of the 100 largest U.K. law firms used our online products in 2002. Westlaw UK offers a combination of legal information from the United Kingdom and the European Union that we derive from our legal publishing businesses in those jurisdictions, together with information licensed from third parties, such as business information and news from Dow Jones. Customers may also access, on a transactional basis, legal and regulatory information from West in the United States and our other businesses such as Dialog, our global online provider of business information and news. During 2002, we acquired Lawtel Limited, a leading online current awareness and legal information service in the United Kingdom. As a result of this acquisition, we are seeking to become the leading legal online services provider in the United Kingdom. In addition, we are currently offering Westlaw online services in Argentina, Australia, Canada, Denmark, Hong Kong, Spain and Sweden. In each case, we offer local content, owned or licensed by our operations in that region, and supplemented with relevant information from other regions of the world such as our databases of European Council directives maintained by our ELLIS business unit. We are currently developing a Westlaw online service in Germany.

        In addition to launching a customized online service, we also provide a basic Westlaw service, known as Westlaw International in various countries around the world, including Japan, New Zealand, Singapore and South Korea. Through Westlaw International, we are able to offer our current online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service.

        ProLaw, which we acquired in 2001, offers software that assists primarily small and mid-sized law firms with front and back office management functions, including document management, case management, accounting, billing and records management. We combined FindLaw, which we also acquired in 2001, with our West Legal Directory business. FindLaw maintains web-based services in the United States, offering access to a legal directory, legal news, a legal career center and other legal resources. FindLaw charges law firms a fee to be included in its online legal directory but users may search its legal directories and other products and services free of charge. FindLaw also provided website design and hosting services to more than 6,000 law firms in 2002.

        We offer integrated information solutions to assist professionals in developing and protecting trademarks. Through Thomson & Thomson, Compu-Mark and Brandy, a Japanese joint venture, we maintain a database containing all current trademark registrations in the United States, Japan, Malaysia, Singapore, Canada and most European countries. We also offer a wide range of products and services that cover all aspects of developing and protecting a trademark, including enabling customers to screen trademarks, determine the availability of trademarks, protect trademarks from infringement and search domain names.

        Our West Education Group, which we formed in 2001, is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also maintain a legal textbook publishing business with over 1,400 titles in 2002, making us a leading provider of casebooks and other learning materials to law students in the United States. In 2001, we launched West LegalEdCenter, a provider of continuing legal education materials which offers one of the largest selections of video and audio continuing legal education programs on the Internet, including more than 4,000 hours of accredited content as of December 31, 2002.

        We primarily sell directly to our customers. In the United States, we have regional sales representatives in addition to a team of account managers and sales representatives who work out of our offices to ensure that our existing customers' needs are met. In many of the countries in which we operate outside the United States, we have a regional sales force that focuses on marketing and selling our products to customers located in that country.

Tax and Accounting

        We provide tax and accounting professionals with integrated information solutions. We offer regulatory information, such as relevant statutes, regulations, commentary and practice guides and tax and accounting software to assist our customers in their daily work.

        We make our regulatory information available in both print and electronic formats. Our online tax product, Checkpoint, provides our customers with increased speed of service and the flexibility to link to a broader collection of databases. We continue to add additional content in this area. As a result of these initiatives, the number of customers subscribing to the service increased by approximately 16% in 2002 compared to 2001.

        We also offer a comprehensive line of integrated tax, accounting and practice management software solutions to assist our customers in improving their productivity and profitability. Through Creative Solutions, we offer software products that perform payroll, write-up, bookkeeping, audit and practice management functions and enable our customers to interact with their clients through the Internet. In addition, we offer tax accounting software known as UltraTax that assists our customers in the preparation of tax returns and enables them to file tax returns electronically. Through our Fast-Tax Trust Services business, we provide our customers with a specialized range of products for managing trust accounting, from tax preparation software to complete tax preparation services. Our regulatory business is currently focused on integrating our developing software business and our information business to create a broader offering of solutions.

        While our principal market is the United States, we also provide tax and accounting professionals with information solutions in Canada, Sweden, Denmark, Australia, New Zealand and Brazil through domestic operations in each country.

        We market and sell our tax and accounting information and software products to tax and accounting professionals and we have regional sales representatives and sales representatives who work out of our offices. In addition, we have been successful in selling a significant amount of our products and services over the Internet. Focusing our marketing and sales efforts on Internet sales has allowed us to broaden our range of customers and reduce sales and marketing costs. We also use the Internet to provide product support to our existing customers.

Business Information and News

        Our legal and regulatory group manages Dialog, a leading global online provider of business information and news to a wide range of customers of all our market groups, including business, science, engineering, financial and legal professionals. We primarily license data from third parties and we derive data from more than 200,000 sources as of December 31, 2002, such as publicly filed documents, industry literature and trade journals. This makes the Dialog database one of the largest of its kind in the world. In September 2001, we acquired NewsEdge, an online provider of current and archival news licensed from third parties, and subsequently integrated it with Dialog. Dialog and NewsEdge allow our customers to identify current information on particular topics and search our archival databases for information on particular topics to assist in their research activities. Through Dialog NewsRoom, we bundle Dialog's and NewsEdge's products and services together to provide our customers with a complete solution for news and business research and monitoring.

        As of December 31, 2002, Dialog provided business information and news services to more than 25,000 corporate customers and more than 100,000 professional researchers and in 2002 was accessed by over two million end-users worldwide. We market and sell Dialog through our global sales forces of primarily regional sales representatives, as well as sales representatives who work out of our offices.

        We are focusing on expanding Dialog's distribution channels by making Dialog available in combination with Westlaw. In addition, through Dialog, we are offering content from our other market groups, such as patent information from Derwent in our scientific and healthcare group and reference information from Gale in our learning group. To support this initiative, we are converting Dialog's content formats so that they are compatible with Westlaw's next generation technology platform. We believe this will improve our ability to offer content from our other market groups through Dialog and to combine Dialog with our other online services.

Technology

        In our legal and regulatory group, we maintain a sophisticated electronic infrastructure and highly developed online systems and support capabilities to provide our customers with products and services primarily through the Internet. In particular, as of December 31, 2002, we maintained two data centers with several hundred servers that have the capacity to handle over 22 million transactions per day. We are continuing to develop the next generation of our online delivery platform that utilizes new and highly scalable technologies resulting in significantly enhanced capabilities. Moving to our next generation platform will allow us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. We are also significantly upgrading and standardizing our applications and infrastructure, enabling us to support more sophisticated web transactions to enhance our ability generally to market and sell our products over the Internet.

Competition

        Our primary competitors in the legal and regulatory information market are Reed Elsevier and Wolters Kluwer, whom we compete with in the United States and in many of the other countries in which we operate. Our major competitors continued to pursue acquisitions in 2002, primarily in North America and Europe. We also compete with smaller domestic competitors in the United States and in our international markets.

        In the business information and news market, we compete with other business information and news aggregators, the most significant being Factiva, a joint venture between Reuters and Dow Jones. In addition, we compete with smaller competitors such as OneSource Information Services, Hoover's, Ovid Technologies, a subsidiary of Wolters Kluwer, and STN International that focus on specific segments of the business information and news market.

Principal Products and Services

        The following chart summarizes, by product and service type, the major brands and principal products and services of our legal and regulatory group.

Product and Service Type	Customers	Major Brands(1)	Principal Products and Services
Legal	lawyers, law students, law librarians, trademark professionals, legal professionals	West
Westlaw (U.S., U.K., Argentina, Australia,
Canada, Denmark, Hong Kong, Spain and Sweden)
Sweet & Maxwell (U.K., Asia)
Carswell (Canada)
ELLIS (The Netherlands)
Aranzadi (Spain)
Civitas (Spain)
Karnov (Denmark and Sweden)
Lawpoint (Australia)
Lawbook Co. (Australia)
Brookers (New Zealand)
La Ley (Argentina)
Sintese (Brazil)
		Lawtel (U.K.)	legal information-based products and services
		ProLaw	law firm management software
		FindLaw	web-based legal directory and website creation and hosting services
		Foundation Press West Law School Publishing BAR/BRI West LegalEdCenter	textbooks, study aids, bar review courses and continuing education materials
		Thomson & Thomson Compu-Mark (Europe) Brandy(2) (Japan) O. Gracklauer (Germany)	trademark search and information services

Tax and Accounting	lawyers, accountants, consultants	RIA Checkpoint PPC GEE (U.K.) IOB (Brazil)	tax and accounting information-based products and services
		Creative Solutions Fast-Tax Trust Services	tax and accounting software and services

Business Information and News	business professionals, scientists, consultants	Dialog NewsEdge Profound DataStar Intelligence Data	online database of business and scientific information and current and archival news

(1)
Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.

(2)
Joint venture.

Thomson Learning

        Our learning group provides a broad range of integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. We help customers find the learning resources they need, learn using print and electronic resources and measure their learning success.

        Our academic publishing and reference business provides textbooks and related learning products used in colleges and universities, together with a broad range of online and print-based reference materials used in libraries, reference centers, colleges and universities. Our lifelong learning business provides electronic and print-based training, career education, vocational learning and testing and certification programs and materials to corporations, government agencies, universities, vocational schools, teachers and students.

        In 2002, we derived approximately 54% of our learning group's revenues from ongoing businesses from our academic publishing and reference products and services and 46% from our lifelong learning products and services. In 2002, 27% of our revenues were generated from sales of products and services delivered electronically and we derived 81% of our revenues from North America.

  Markets

        We divide the global learning market into the primary and secondary school segment, the higher education segment, including post-secondary, college and university education, the library reference segment and the corporate training and testing segment. We participate primarily in the higher education, library reference and corporate training and testing market segments. While printed materials continue to be the most widely used learning resource, instructors and students are increasingly seeking electronic resources. With the shift to electronic resources, scale and operating efficiency are becoming increasingly important and, accordingly, significant investments need to be made in technology, marketing and distribution.

        The higher education segment is less cyclical than the primary and secondary school segment because it does not rely on public school districts to adopt textbooks and other learning materials and is less exposed to government-related budget constraints. The higher education market is also less capital intensive because publishers in this market are not required, as in the primary and secondary school market, to invest funds for book development prior to receiving a commitment from state education bodies that their books will be adopted and purchased.

        The library reference market has high electronic information adoption rates and its electronic information can be easily combined with higher education products and services.

        We believe the corporate training and testing market has strong growth potential due to high electronic information adoption rates, the cost efficiency of digital delivery and the increasing demand for corporate training and testing products. We believe that businesses are increasingly outsourcing training and are shifting spending from instructor-led to technology-based training. The corporate training and testing market can be affected by changes in the general economy as training budgets are often reduced in an economic downturn. Smaller companies that have traditionally serviced this market are facing increasing pressure to consolidate as customers are demanding training solutions that combine traditional training products with electronic products and validation of training programs. Customers are also increasingly addressing training on an enterprise-wide basis and in some cases on a global basis.

  Operations

  Academic Publishing and Reference

        We provide textbooks, study guides and teaching guides in print and electronic formats for use in colleges and universities and electronic, print and microfilm reference materials for libraries, reference centers, schools, colleges, universities and corporations. We supplement our major textbooks with electronic teaching aids, such as online interactive supplements and websites. We publish in selected disciplines that we believe offer the highest long-term growth and where we have or believe we can attain substantial market share, such as in the humanities, social sciences, languages, science, mathematics, business and economics fields. We create proprietary reference material, aggregate periodical content and primary source research information and integrate this information into a broad array of sophisticated online reference libraries. We also maintain academic microfilm collections that we provide to our library customers. We are currently digitizing our microfilm collection and include this content in some of our electronic products.

        Experts in the relevant disciplines author our textbooks and learning materials. We contract with our authors under long-term royalty arrangements. The authors work with our editors to prepare the original materials for new editions, revised editions and teaching supplements. The depth and breadth of our product offerings allow us to manage the release dates of major textbook titles so that revenues from new product releases are spread more predictably from year to year.

        The online interactive supplements and websites that complement our textbooks and other printed materials are an integral part of our textbook offerings. We use additional content and electronic tools to make the learning experience more effective. This also encourages sales of our new textbooks because only students who purchase these books receive special electronic supplements. For example, we provide purchasers of some new textbooks with a time-limited subscription to our Gale InfoTrac College Edition reference database, which contained approximately 4,800 full-text publications and an historical archive of selected titles as of December 31, 2002.

        We are working to design new electronic products to promote more effective learning by students and more effective teaching and assessment by instructors. We designed the Learning Equation, one of our new online instructional products, to help college and university students who have difficulty learning math. Independent studies have shown this product to be more effective than traditional teaching methods. Another example is the Brooks/Cole Assessment, an electronic mathematics testing tool that recognizes mathematical symbols in questions and answers and is capable of evaluating student progress.

        We also provide electronic resource centers that aggregate reference information about particular topics. The Gale Resource Centers are devoted to topics such as literature, history and health. Through our alliance with Ingenta, a major aggregator of electronic journal information, we have expanded our reference content. With a single search using Gale's InfoTrac service, customers worldwide are able to access online journals through Gale and Ingenta. We are also extending our reference business into new markets by providing supplements to core curricula taught in primary and secondary schools and expanding the distribution of reference products in the international and primary and secondary school library markets.

        We distribute our publishing and reference products internationally. We adapt textbooks and learning materials created for the U.S. market for sales abroad by, where necessary, translating them and supplementing them with local content. Our acquisition of the Harcourt higher education publishing businesses significantly increased the scale of our international business. The Harcourt businesses included strong titles in mathematics, statistics and the sciences that we can more easily transfer to international markets than, for example, humanities materials. In 2002, approximately 55% of the revenues that we earned from international sales of our academic publishing products and services were attributable to content created in local markets. In the international markets, we distribute our higher education products and services predominately to universities, colleges, schools and reference libraries.

        In 2002, as a response to the demand for quality education internationally, Thomson Learning began work on an online university called Universitas 21 Global that is the result of a joint venture with 17 leading research universities. The institution will grant MBA and MIS degrees and provide online educational services backed by the member universities. Universitas 21 Global uses a number of Thomson resources, including online course development by NETg, testing services from Prometric and an electronic library from Gale. Universitas 21 Global is based in Singapore and will initially serve the Asia-Pacific higher education market.

        We are building on the position of our Heinle business as the third largest publisher of English language materials for the higher education market to develop materials for English as a foreign language and English as a second language learning markets. We expect demand for English language training courses and related teaching and learning materials to continue to grow as markets become increasingly global. The English language training market is particularly appealing because these students tend to purchase a range of textbooks and ancillary workbooks and other learning aids. In addition, these materials tend to be updated less frequently resulting in lower development expenses.

        We maintain one of the largest dedicated sales forces in the higher education publishing market in the United States, with salespersons organized into groups specializing in each of our key academic disciplines. We focus our sales efforts on college and university professors because they decide which textbooks to use and these textbooks are in turn purchased by college or university bookstores and sold to students. The two largest distributors in the United States of our academic publishing products in 2002 were Barnes & Noble and Follett. Outside the United States, our sales force handles the sale of our higher education products.

        Our sales force distributes our academic reference materials to academic and public libraries, corporations and other research-oriented customers. Our reference content is also resold through arrangements with a number of distributors.

  Lifelong Learning

        We provide outsourced electronic and print-based training, certification and testing solutions to corporations, government agencies, students and professionals. We also offer textbooks, study guides and teaching guides, in print and electronic formats, to technical and vocational schools, trade associations, professors, students and professionals. We are one of the world's largest providers of electronic and print material for broad-based information technology instruction. We offer our information technology and business skills training products and services to corporate information technology departments and corporate training departments and government agencies worldwide. We also provide strategic consulting and human resource out-placement services to corporate and professional customers.

        One of the strengths of our training and testing business is the breadth of our offerings. As of December 31, 2002, we maintained a repository of more than 75,000 electronic learning objects, which are self-contained instruction modules to teach specific skills primarily focused on information technology and business. These learning objects are used to create flexible and personalized training programs tailored to the needs of students.

        We also offer textbooks, teaching guides, study guides and practice tests to professionals who are seeking to maintain or upgrade their credentials and to professors and students in degree-granting technical and vocational schools. We create our offerings for a wide variety of disciplines, including administration, automotive, computer-assisted drafting, cosmetology, education, electronics, fire rescue, healthcare, security, travel and other trades.

        We have formed an alliance with UNext, which owns Cardean University, a U.S.-based online university, to provide its online business courses to our customers. Through this relationship, we have access to electronic courses that complement our proprietary courses. These include an online MBA program and online courses in leadership, management, electronic commerce, marketing, finance, accounting and business communications.

        We entered the testing and certification business in 2000 with our acquisition of Prometric and are now a leading global provider of computer-based test delivery and assessment services. In 2002, our testing business delivered approximately seven million computer-based exams in over 130 countries. In 2002, we generated revenues for our testing business from information technology certification tests, professional certification tests, such as tests for investment brokers and medical doctors, academic tests, such as graduate record exams and tests of English as a foreign language, and government tests, such as driver's license tests in the United Kingdom.

        We are focused on enhancing our ability to provide comprehensive training solutions to be marketed to our largest corporate customers. In particular, we are creating tests to match each of our learning objects so that customers may assess the effectiveness of the training products and services we deliver.

        Our sales force distributes our lifelong learning products and services. We have focused our marketing and sales efforts in the corporate training market on customer segments with high training spending per employee, which include customers in the financial services, technology, manufacturing, energy and pharmaceuticals fields and governmental agencies. In most of these segments, our other market groups can provide industry expertise and have relationships with potential customers. Recently, we established a new sales group focused on offering comprehensive enterprise-wide training programs using all of the resources available within our learning group. In the corporate testing market, our sales force focuses on entities sponsoring certification programs in such fields as information technology, government and education.

  Technology

        Technology is an integral element in the solutions of our learning group. We are currently focused on standardizing our technological infrastructure and platforms to support the development of new electronic products and services and delivery systems. At Gale, we integrate content on single technology platforms. With a single search, customers are able to access a variety of reference materials on topics such as literature, history and health through our Gale Resource Centers. In our higher education publishing business, we are using technology to develop electronic solutions that are designed to make the learning experience more effective. In our lifelong learning business, we have implemented new scheduling, registration and administrative systems that provide Prometric test-takers with flexible registration options and lower our costs. We are also using technology to consolidate our print and electronic materials and software-based applications to create online training products for the customers of our training business.

  Competition

        The higher education publishing market in the United States and internationally has a small number of major participants. In addition to us, they include Pearson Education and McGraw-Hill.

        Our principal competitors in the global library print reference market are Océano Grupo Editorial and the Grolier unit of Scholastic Inc. and in the global library electronic reference market are ProQuest Company and EBSCO Industries, Inc.

        Our principal competitors in the global lifelong learning business include Pearson in the computer-based testing market and SkillSoft Corp., DigitalThink, Inc., ElementK and KnowledgeNet in the electronic and print-based training markets.

Principal Products and Services

        The following chart summarizes, by product and service type, the major brands and principal products and services of our learning group.

Product and Service Type	Customers	Major Brands(1)	Principal Products and Services
Academic Publishing and Reference	colleges, universities, professors, students, professionals	Wadsworth	textbooks and electronic course materials in the humanities and social sciences
		South-Western	textbooks and electronic course materials in business and economics
		Brooks/Cole	textbooks and electronic course materials in mathematics, the sciences and engineering
		Heinle	textbooks and electronic course materials for English, modern languages and English-language training
		Peterson's	college and university selection guides in print and electronic formats, online college registration and test preparation
		Nelson (Canada/Australia)	textbooks and electronic course materials for the school and higher education markets
		Paraninfo (Spain/Portugal)	Spanish-language higher education textbooks in business, economics and vocational subjects
		Universitas 21 Global (Asia-Pacific)(2)	online university courses
		WebCT(2)	course management software and enterprise software solutions for universities
	academic libraries, public libraries, corporations, reference centers, colleges, universities, schools	Gale Macmillan K.G. Saur (Germany)	printed and electronic reference materials, electronic databases of magazine, newspaper and periodical content, microfilm collections and encyclopedias

Lifelong Learning	corporations, government agencies	NETg	online and instructor-led information technology and business skills training
	universities, colleges, corporations	Course Technology	textbooks and print and electronic materials for information technology instruction

Product and Service Type	Customers	Major Brands(1)	Principal Products and Services
	corporations, professionals	DBM	outplacement services and strategic human capital consulting
	colleges, vocational schools, career schools, teachers, students	Delmar Learning Education Direct	textbooks and learning materials for technology, trade and career education
	corporations	Cardean(2)	professional development and educational courses on business and related topics
	corporations, government agencies	Prometric Galton	technology-based test delivery and assessment services including test preparation, test results processing and certification program creation

(1)
Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.

(2)
Denotes a minority investment or joint venture.

Thomson Financial

        Our financial group provides integrated information and workflow solutions to the global financial services industry. We offer a broad range of financial data and related products and services to assist trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners and corporate executives. We focus on the banking and brokerage, investment management and corporate customer segments. We have recently reorganized our financial group in this manner to ensure that we have a complete understanding of our customers in these segments and accordingly can serve their needs most effectively.

        We provide our customers with financial information, including historical financial and economic information, broker research, earnings estimates, transaction data, insider trading information, corporate information and public disclosure documents. We also provide access to real time information, including market data, trading information and financial news. We make this information more valuable to our customers as our products and services enable them to search, analyze and manipulate the data so that it can be used more effectively. We also offer our customers other services, such as the dissemination of corporate news releases, back office data processing, transaction processing and, through our joint ventures, services that facilitate trade settlement and securities issuances. We offer our products and services separately and we are increasingly combining them to provide comprehensive information and technology solutions.

        In 2002, we began offering a suite of these combined products under the Thomson One umbrella. Thomson One is a flexible open architecture framework that allows for easy integration and delivery. We launched Thomson One Equity and Thomson One Advisor in late 2002. Thomson One Equity provides a comprehensive solution to the institutional equities market while Thomson One Advisor offers an integrated real-time product combined with key functionality to manage the entire workflow of retail brokers and wealth management advisors. Following on this approach, we launched Thomson One Banker for the investment banking sector in the first quarter of 2003 and we are planning to launch Thomson One Yield for fixed income professionals in the second quarter of 2003.

        We believe that we validated our strategy of providing integrated information and workflow solutions through the agreement that we entered into with Merrill Lynch in December 2002 to provide wealth management workstations to its advisors globally. These workstations, which we will roll out beginning in the second half of 2003, will bring together market data, news and Thomson Financial proprietary content integrated with customer relationship management and portfolio management tools leveraging Merrill Lynch proprietary data and online collaboration tools.

        To provide quality data, as of December 31, 2002, we had a global research group of more than 1,700 employees in 11 countries that obtains and manages the financial information that we provide. We maintain one of the largest collections of databases of financial information in the world. We derive the majority of our financial information from public sources, such as regulatory filings and analyst reports. We also conduct our own surveys to create other data collections, such as our database of institutional contacts. Our research group formats, organizes, indexes and edits the information we collect to enhance its value to our customers and continually updates it. In addition, we license content from third-party suppliers, such as Dow Jones for news. Having one global research group manage all of our financial content is cost efficient, ensures its consistency and quality and enables us to offer it across all of our customer segments.

        In 2002, our banking and brokerage unit accounted for approximately 53% of our financial group's revenues from ongoing businesses, our investment management unit accounted for approximately 31% and our corporate unit accounted for approximately 8%. In 2002, 90% of our revenues were generated from sales of products and services delivered electronically and we derived 80% of our revenues from North America. 71% of our 2002 revenues were from subscription-based arrangements.

  Markets

        Growth in the global market for financial information is largely correlated with activity in the financial markets because the need for information increases as activity levels change. In 2002, the market for financial information declined due to protracted negative market conditions from reduced merger and acquisition and initial public offering volumes. In 2003, we expect this difficult financial market environment to continue. However, we expect that the financial information market will return to positive growth as market activity returns to traditional levels.

        Consolidation in the financial services industry has affected the global market for financial information. Consolidation has reduced the number of customers in the market, which has the effect of intensifying competition. In addition, consolidation among some of our competitors has resulted in stronger competitors that have broader offerings of products and services and increased scale.

        We believe that we have effectively differentiated ourselves from our major competitors in the global market for financial information. Our systems use more open architecture than our competitors, which allows our customers to more easily utilize other information and software applications with our products and services. Our products and services are also less bundled than those of some of our competitors, allowing our customers to purchase only the content and applications that they need. As a result, we often provide our products and services at a significantly lower cost to our customers than our competitors. Some of our competitors are focused solely or primarily on particular segments within the financial information market. Our primary advantage over these competitors is our ability to offer our customers a broader range of products and services to better satisfy their complete information needs.

  Operations

  Banking and Brokerage

        The investment banking part of our banking and brokerage unit focuses on providing investment bankers and private equity professionals with integrated information solutions to assist them in pursuing and completing transactions, including precedent analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and securities offerings.

        For our investment banking customers, we provide online financial data and research on companies, industries and markets that allow them to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. We offer mergers and acquisitions transaction data that our customers use to identify comparable transactions, business opportunities and business trends. We also offer institutional securities ownership information that enables our customers to determine who is buying, selling and holding securities. In addition, our customers can access news, stock price information and SEC filings and analyze this information with a set of comprehensive tools. All these capabilities are available through Thomson One Banker, which provides a comprehensive desktop solution for bankers that delivers all of their real-time and historic data requirements integrated with specific workflow applications.

        The sales and trading part of our banking and brokerage unit focuses on providing information solutions to equity and fixed income professionals to assist them with each element of the sales and trading process, including order indications, receipts and executions, investment decisions, process confirmations and trading.

        Through Thomson One, we provide real-time financial information and market data, such as stock quotes and news, combined with the ability to analyze and manipulate the data. The Thomson One open application framework allows our customers to modify their workstations to meet their individual preferences and needs. Through improved connectivity, our customers are able to link to our other products, such as First Call, and other third-party products and services that provide the user with a range of financial information.

        BETA Systems allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Through BETA Systems, our customers are able to generate a range of customer account documents including monthly customer statements, trade confirmations and real-time portfolios. BETA Systems interfaces with major clearing services, depositories and exchanges to process orders for securities.

        We also offer AutEx, which is a database and online real-time network for trade order indications and executions for listed and over-the-counter securities. Through AutEx, a broker/dealer is able to send a real-time indication of interest to buy or sell securities to portfolio managers. The indication of interest appears in the portfolio manager's AutEx screen and the portfolio manager can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers. This allows subscribers to obtain a summary of all trades and indications of interest at any time.

  Investment Management

        Our investment management unit is focused on providing information solutions to assist portfolio managers and research analysts in buy and sell side investment management activities such as investment analysis and research. We offer a range of customizable products and services that help our customers work through each phase of the investment process, including research and analysis, investment decisions, stock selection, trade execution and settlement. We offer our products separately and are increasingly combining them to provide comprehensive information solutions.

        First Call is one of the principal products that our investment manager customers use. Through First Call Analyst, customers have access to real-time equity and fixed income brokerage research, current and historical analyst estimates, historical pricing data, global aggregated forecast data, pricing data for U.S., European, Asian and other non-U.S. companies, market indices data, institutional holdings data and SEC filings. First Call Analyst enables financial professionals to identify investment opportunities using any combination of more than 100 referential and quantitative criteria, view the history of an individual analyst's recommendations, estimates and published research and compare them against actual results to assess past performance, calculate estimates using their own information and assumptions and view their portfolio holdings. In addition, First Call Analyst allows financial professionals to export data so that it can be used in other software applications such as spreadsheet applications. We are integrating First Call Analyst into Thomson One in the first half of 2003 and are renaming it Thomson One Analytics.

        We also provide our customers with products enabling them to analyze portfolio characteristics, assess portfolio risk and performance and construct portfolios with desired rates of risk and return. During 2003, we intend to expand and integrate this area of our business into Thomson One.

  Corporate

        Our corporate unit provides information solutions primarily to investor relations professionals and financial executives. We provide online access to financial information such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. We also provide services for the dissemination of corporate news releases. With the continued introduction of new Outbound services in 2002, we now offer a comprehensive offering for the investor relations professional. This builds upon our alliance with PR Newswire that allows us to distribute their news releases and corporate webcasts over First Call and Thomson One products.

  Other Joint Ventures

        In 2001, we formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of our customers in the financial services industry resulting from the T+1 trading initiative expected to be implemented by the SEC. If this initiative is implemented, we believe that Omgeo will be able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

  Technology

        In our financial group, we maintain global data collection and management systems that have enabled us to assemble and manage one of the largest and broadest database collections of financial information in the world. We also maintain powerful delivery platforms that enable us to provide real-time market data through our Thomson One suite of products quickly and reliably to our customers. In addition, we have delivery architectures that allow us to offer modular web-based services which can be bundled together to integrate a number of our products and services into a single product offering. Our systems allow us to combine these technologies with our other web-based products and services, which gives us an advantage over our major competitors. We also maintain private networks, or extranets, which enable us to provide innovative community solutions such as our AutEx service, which connects a large number of firms to a network and permits the online exchange of real-time trade order indications and executions.

  Competition

        Our financial group's two major competitors are Bloomberg and Reuters. Bloomberg and Reuters compete in all of our segments. Bloomberg is a principal competitor in fixed income and equities, while Reuters is particularly strong in institutional equities and investment banking.

        Our financial group also competes in the investment management and banking and brokerage segments with competitors such as FactSet Research System, Multex.com, Advent Software and SunGard Data Systems, each of whom focus primarily on specific product and service areas within the various segments.

  Principal Products and Services

        The following chart summarizes, by customer unit, the major brands and principal products and services of our financial group.

Customer Unit	Customers	Major Brands	Principal Products and Services
Banking and Brokerage	investment bankers, private equity professionals	Securities Data, SDC Platinum Investext Global Access Thomson Research Thomson Deals Thomson One Banker	online databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news combined with analytical functionality
	institutional traders, retail traders, investment advisors	Thomson One Equity Thomson One Yield ILX and Active ILX Global Topic	electronic financial information, including real-time market data such as pricing data, company information, news and analytics
		BETA	back office data processing services
		AutEx	electronic database and real-time network for trade order indications and trade executions

Investment Management	portfolio managers, portfolio analysts buy side traders, research analysts	Thomson One Analytics First Call Analyst Datastream I/B/E/S Baseline	online databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings, news and analytical tools
	portfolio managers	Vestek	performance attribution and portfolio construction tools
	operations managers, information technology managers	PORTIA Oneva	portfolio management systems and order management systems

Corporate	investor relations professionals, financial executives	IR Channel PRNewswire/First Call Wire Outbound	web-based software applications providing corporate news and information, stock surveillance services and outbound communications services
		Competitive Market Intelligence	market intelligence and analytical services for market valuation analysis

Thomson Scientific and Healthcare

        Our scientific and healthcare group provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities. Our information solutions are primarily based on our electronic databases of scientific and healthcare information. We derive this information from public sources, academic, scientific, technical and medical journals, pharmaceutical companies and practicing professionals and we supplement it in some cases with proprietary analysis prepared by our staff of expert editors. Since we include information only from the most respected sources in the industry, our databases and websites are seen as important distribution channels by authors and publishers of journals. We enhance the value of the information by ranking, organizing and summarizing it to make it more accessible and of greater utility to our customers and we update it continuously.

        Our scientific solutions assist scientists in all stages of the research and development process from scientific discovery to product manufacturing. Our healthcare solutions provide critical drug and clinical information and continuing medical education that assist physicians in improving the quality of care that their patients receive. We also provide integrated decision support solutions that enable healthcare managers and practitioners to more effectively manage the cost and quality of healthcare.

        In 2002, the group's revenues from ongoing businesses were approximately 35% from our scientific business and approximately 65% from our healthcare business. In 2002, 53% of our revenues were generated from sales of products and services delivered electronically and we derived 78% of our revenues from North America. In 2002, 47% of our revenues were from subscription-based arrangements.

Markets

Scientific

        We divide the scientific information market into the primary publishing and secondary publishing segments. The main publishing channels for scientific discovery are journal literature and patents. Primary publishers principally publish original articles of scientific findings, in print or electronic formats. Secondary publishers enhance the value of primary publication information by ranking and organizing the information so that it is more accessible to their customers. We operate predominantly in the secondary publishing/content-hosting market because we believe this market presents a greater opportunity for growth. We believe that demand for scientific information will continue to grow because scientific research funding, research and development spending and library spending are considered by customers to be necessary, not discretionary, expenditures.

Healthcare

        The global healthcare information market is a very broad market. While we participate in various segments, we are focused on the clinical and drug information and continuing medical education segments because we believe these areas offer stronger growth prospects than other segments. Within the healthcare information market, there is a trend towards delivering information to physicians and other healthcare professionals at the point of care. The demand for point of care information is driven by a combination of consumer demand for quality healthcare, cost pressures and heightened awareness of medical errors. Continuing medical education is a significant element of major drug introductions by pharmaceutical companies because physicians must be made aware of the existence of a new drug and its benefits and risks before they will consider it as a treatment option for their patients.

Operations

Scientific

        Our scientific business provides integrated information solutions that enable access to, and management of, the highest quality and most relevant published materials for researchers, information specialists and administrators in diverse fields. We also provide products, such as bibliographic software programs that help our customers gather, manage and use our reference information. We customize our products for particular industries or other customer groups and make them available in one easily accessible, searchable database through the Internet and other electronic formats. Our objective is to be the primary resource for scientific information in the research and development process.

        Within our academic division, the Web of Knowledge platform offers a single point of entry for scholarly researchers. This electronic service extends our users' access to research information by offering an integrated collection of citation databases covering over 8,500 primary scientific information journals, leading life sciences, social sciences, genomic and patent information databases, journal citation reports, meetings and conference proceedings databases and scientific websites selected by our editors. Our advanced interface allows our customers to link through our citation service to full-text journal articles provided by publishers and then to return seamlessly to our service to continue their research. The citations in our database cover the period from 1945 to the present. The Web of Science citation product is used in many of the leading academic institutions and research libraries around the world, including, according to our estimates, approximately 65% of the key research institutions in North America and approximately 60% of the leading academic and research libraries in Europe, Africa, the Middle East and Asia-Pacific.

        Through our corporate division, we are the world's leading provider of indexed patent information and patent abstracts. Each week, we assess, classify, summarize and index over 32,000 patent documents from 37 international patent-issuing authorities. Our databases cover the period from 1963 to the present. Through our Geneseq database, we believe we currently have the most comprehensive and authoritative source of information on patented genetic sequences. Geneseq consistently contains more sequence data than comparable public access databases. Based on the World Patent Index and our consolidated coverage of world journal literature, our corporate division is focusing on integrating solutions for specific niche areas, such as software engineering with the Web of Software website.

        We are also expanding our content and services through tactical acquisitions to better serve our markets. We acquired Current Drugs (IDdb) in August 2002 to enhance our product offerings to the pharmaceutical market. Our acquisition of Wila Verlag in April 2002 provided the platform for an integrated solution focused on the engineering sector. Our purchase of the Delphion Research Site in December 2002 extended our product offerings by linking existing authoritative database abstracts to full-text primary patent documents. Our patent products and services can be used to monitor competitors, develop research and business strategies and protect patent portfolios. The world's leading pharmaceutical companies, specialty chemical, automotive and telecommunications manufacturers, and many other research-oriented companies use these products and services.

        Our scientific business sells its products through a direct sales force, primarily located in our key markets of North America, Europe and Japan. We are focusing our sales efforts on academic and professional researchers in the pharmaceutical, biotechnology, chemical and engineering fields because we believe researchers in these fields will continue to invest in the information required for ongoing research and development.

Healthcare

        Our healthcare business provides integrated information solutions, primarily at the point of care, to physicians and other health professionals. Our drug and clinical point of care solutions enable physicians and other healthcare professionals to efficiently access the reference resources they need to make decisions while treating patients. Our range of point of care products includes PDR (Physicians' Desk Reference), DRUGDEX, DRUG-REAX, DISEASEDEX Emergency Medicine, POISINDEX and BioDex. These products represent a comprehensive database of drug-drug interaction, emergency procedure, evidence-based acute and chronic disease information and poison and biohazard information that has been compiled over more than 25 years. The database has been extracted from scientific and clinical literature by expert editors and from approved drug-labeling information and was relied on by more than 8,300 healthcare facilities in 78 countries as of December 31, 2002. In April 2002, we added DISEASEDEX General Medicine, which is a comprehensive disease database covering 281 conditions as of December 31, 2002. From this strong foundational content base, we are well positioned to develop new integrated content and workflow solutions for clinicians that help our customers improve safety and the quality of care they provide.

        Our Physicians' Desk Reference product is a drug database created from Food and Drug Administration approved drug-labeling information and is distributed in a print directory format and through the Internet. Pharmaceutical companies provide us with the drug-labeling information and list their products in the directory in part to satisfy the Food and Drug Administration's requirements to make their drug-labeling information available to physicians as well as to promote awareness of their drug products. Pharmaceutical companies sponsor the annual delivery of Physicians' Desk Reference to approximately 480,000 practicing physicians in the United States and we sell approximately 360,000 additional copies of the directory to other healthcare professionals and consumers. In May 2002, we released a handheld wireless version of the Physicians' Desk Reference, which is now being used by over 30,000 physicians. In the United States, our DISEASEDEX Emergency Medicine product is used in more than half of all hospital emergency rooms and our POISINDEX reference product was used in all 65 poison control centers in 2002.

        Through Medstat, we provide decision support systems, market intelligence, benchmark databases and research for managing the purchase, administration and delivery of health services and benefits. We also develop and provide products and methodologies for organizing and understanding the data. Our decision support solutions and research provide a vast collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.

        We provide continuing medical education, on behalf of pharmaceutical companies, to physicians, pharmacists and other health professionals. In the United States, physicians must take a minimum number of hours of continuing medical education annually and similar requirements for physicians are being introduced in other countries. Pharmaceutical companies provide unrestricted grants for continuing medical education as a component of major new drug introductions to make physicians aware of the existence of a drug and its benefits and risks so they will properly consider it as a treatment option for their patients. By utilizing other products in our scientific and healthcare group, such as our scientific databases that track the most cited scientific and medical authors, as well as our drug and clinical reference products, we are able to work with pharmaceutical companies to design effective targeted continuing medical education solutions. The acquisition of Physicians World and Gardiner-Caldwell has and will continue to enable us to leverage a broad range of expertise and products and services and provide substantial market coverage in the continuing education market, where customer proximity and service are critical to customer satisfaction and retention. Historically, continuing medical education has been provided in person through instructors. However, continuing medical education products are increasingly being provided through the Internet and compact discs to facilitate new drug launches on a global scale.

        We also publish healthcare subscription journals, controlled circulation magazines, directories and newsletters for physicians, administrators, researchers and other healthcare professionals on a variety of topics relating to the business, science and regulation of healthcare. With more than 51,000 monthly subscribers as of December 31, 2002, we believe that we are a significant publisher of newsletters for healthcare professionals.

        We maintain a direct healthcare information sales force focused on our primary markets in North America and Europe.

Technology

        Technology is an increasingly important element of the products and services of our scientific and healthcare group. We are focused on improving our delivery technology so that we have the ability to deliver our products in the media best suited to our customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Each of our scientific and healthcare businesses deploys a common flexible content management system that improves our ability to customize and combine our products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as we are able to automatically update all our databases concurrently.

        Our scientific business is committed to expanding the functionality of our Web of Knowledge and IDdb platforms by introducing new features and applications. Additionally, in our healthcare business, we are moving all our drug and clinical information products to platforms that can be delivered to handheld and other wireless devices as we anticipate this will become an increasingly important element of our strategy to deliver solutions at the point of care.

Competition

Scientific

        Our principal competitors in the scientific information market include Information Holdings Inc., American Chemical Society, Reed Elsevier and Wolters Kluwer.

Healthcare

        Our principal competitors in the clinical and drug information market are Wolters Kluwer and First DataBank, a subsidiary of The Hearst Corporation. The remainder of our competition is from small specialized, providers of drug or clinical information.

        The continuing medical education market is served by a large number of small participants including Boron, LePore (BLP Group), a division of Cardinal Health Inc., Excerpta Medica, a division of Reed Elsevier, Phase Five Communications, a division of Grey Healthcare, and Ingenix Clinical Communications, a division of UnitedHealth Group, Inc.

        Our significant competitors in the advertising journal market include Reed Elsevier, Wolters Kluwer, McGraw-Hill, the American Medical Association and the American Academy of Family Physicians.

Principal Products and Services

        The following table summarizes, by product and service type, the major brands and principal products and services of our scientific and healthcare group.

Customer Unit	Customers	Major Brands(1)	Principal Products and Services
Scientific	corporations in the pharmaceutical/biotechnology, chemical and engineering industries, government agencies, research libraries, universities	Derwent World Patent Index	indexed and abstracted patent database
		Geneseq	comprehensive database of patented genetic sequences

Customer Unit	Customers	Major Brands(1)	Principal Products and Services
		Web of Knowledge	comprehensive application that expands the Web of Science to include third-party hosted content, editorially selected websites, and tools to access, analyze and manage research information
		Web of Science	comprehensive database for research scientists providing a unique source for journal article cited references and access to abstracted and indexed journals
		Investigational Drugs Database	integrated web platform for the pharmaceutical and biotechnology industries that delivers journal literature, patents, commercial news sources, company communications, professional meetings and other mission-critical content
		Current Contents	current awareness product providing access to scientific journal literature
		Wila-Derwent	web platform focused on the engineering sector that provides an integrated solution for primary patent information, specialized or customized information products for patents, utility models, trademarks, and industrial designs.

Healthcare	physicians, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies, insurance companies	Physicians' Desk Reference	database of Food and Drug Administration approved drug monographs, delivered in print and electronic format
		MICROMEDEX	clinical, toxicological and environmental database products
		DRUGDEX	evaluative drug database created and maintained by clinicians
		DISEASEDEX Emergency Medicine	database of medical emergency procedures
		POISINDEX	database of poison control procedures
		DISEASEDEX	evidenced-based acute and chronic disease information
		American Health Consultants	healthcare newsletter publisher and provider of continuing medical education
		Gardiner-Caldwell (U.K.) Physicians World	provider of continuing medical education focused on training physicians in connection with new drug

Customer Unit	Customers	Major Brands(1)	Principal Products and Services
launches
		CenterWatch	clinical trials publications and website
		Medstat	decision support products and services designed for managing healthcare costs and measuring healthcare quality

(1)
Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.

Corporate and Other

        We maintain our Thomson Media business unit under the category corporate and other. Thomson Media is a business unit established in 2001 to manage the print-based businesses that we previously maintained in our financial group. These include our American Banker and Bond Buyer publications.

        On March 17, 2003, we sold our 20% interest in Bell Globemedia, a media company based in Canada, to a company that is owned by the Thomson family for $279 million. We had previously held our investment in Bell Globemedia in our corporate and other segment. Bell Globemedia's primary businesses are CTV, a national television network in Canada and The Globe and Mail, a national newspaper in Canada. We acquired our interest in Bell Globemedia in January 2001 by contributing the assets of The Globe and Mail and its related businesses.

Intellectual Property

        Our principal intellectual property assets include our patents, trademarks, databases, copyrights in our content and other rights in our tradenames. We obtain significant content through third-party licensing arrangements with content providers. We have also registered a number of website domain names in connection with our publishing and Internet operations.

Properties and Facilities

        The following table includes summary information with respect to facilities that are material to our overall operations as of December 31, 2002.

Facility	Sq. Footage	Owned/Leased	Principal Services
Stamford, Connecticut(1)	60,000	Leased	Principal executive offices
Boston, Massachusetts(2)	564,390	Leased	Thomson Financial offices
New York, New York	284,000	Leased	Thomson Financial head office
Florence, Kentucky	835,000	Leased	Thomson Learning distribution facility
Eagan, Minnesota	2,518,000	Owned	Thomson Legal and Regulatory head office office

(1)
We are increasing the size of our Stamford offices to 77,000 sq. feet in 2003.

(2)
This property consists of three addresses located in Boston, Massachusetts.

        We own and lease office space and other facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes.

Employees

        As of December 31, 2002, we had more than 42,000 employees in 46 countries. Of that number, approximately 17,000 were employed by our legal and regulatory group, 12,300 by our learning group, 7,600 by our financial group and 4,300 by our scientific and healthcare group. The remaining employees were employed within Thomson Media and our corporate center. We believe that our employee relations are good.

Legal Proceedings

        We are involved in various legal proceedings arising in the ordinary course of business. In our opinion, no legal proceedings, if decided adversely, could reasonably be expected to have a material adverse impact on our financial position or results of operations.

Risk Factors

        The risk factors below are associated with our company. The risks and uncertainties below are not the only ones we face but represent some of the risks that our management believes are material. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected.

        We operate in highly competitive markets, which may adversely affect our market share and our financial results.

        We operate in highly competitive markets with significant established competitors such as Pearson, Reed Elsevier, Wolters Kluwer, Reuters Group, Bloomberg and The McGraw-Hill Companies, that have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and attract new customers. Some of our competitors are acquiring additional businesses in key sectors that will allow them to offer a broader array of products and services. We may also face competition from businesses that have not traditionally participated in our markets but that could adapt their products and services to meet the demands of our customers or combine with one of our traditional competitors to enhance its products and services. Competition may require us to reduce the price of our products and services or make additional capital investments that would adversely affect our profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected.

        Our significant investments in technology may not increase our revenues or decrease our operating costs, which may adversely affect our financial results.

        Over the past several years, we have made significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. We expect our investment in technology to continue at significant levels. We cannot assure you that as a result of these significant investments in technology, we will be able to increase our revenues or decrease our operating costs and this may adversely affect our financial results.

        If we are unable to fully derive the anticipated benefits from our acquisitions, our financial results may be adversely affected.

        During the past several years, we have completed a number of acquisitions and we may acquire other businesses in order to enhance our ability to serve existing markets or enter new markets. Achieving the expected returns and synergies from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our market groups in an efficient and effective manner. We cannot assure you that we will be able to do so or that acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

        If we are unable to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets, our ability to generate additional revenues may be adversely affected.

        Our growth strategy involves developing additional products and services to meet our customers' needs for integrated solutions. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. In 2002, for example, we introduced country-specific versions of Westlaw in Germany, Australia and Canada and LaLey in Argentina. It may take a significant amount of time and expense to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate additional revenues may be adversely affected.

        Expansion of our operations outside North America involves special challenges that we may not be able to meet and that may adversely affect our ability to grow.

        While our primary markets are in North America, we operate globally and have targeted certain markets outside North America for continued growth. In particular, we are focusing on opportunities in Europe, Latin America and Asia-Pacific for expansion. In 2002, 83% of our revenues were from the United States and Canada, 13% were from Europe, 3% were from Asia-Pacific and 1% were from other countries. There are certain risks inherent in doing business in some jurisdictions outside North America, including the following:

  •
  difficulties in penetrating new markets due to established and entrenched competitors;

  •
  difficulties in developing products and services that are tailored to the needs of local customers;

  •
  lack of local acceptance or knowledge of our products and services;

  •
  lack of recognition of our brands;

  •
  unavailability of joint venture partners or local companies for acquisition;

  •
  instability of international economies and governments;

  •
  changes in laws and policies affecting trade and investment in other jurisdictions;

  •
  exposure to varying legal standards, including intellectual property protection laws, in other jurisdictions; and

  •
  foreign currency exchange rates and exchange controls.

        These risks could affect our ability to expand successfully outside North America, which may adversely affect our ability to grow.

If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategy.

        The implementation and execution of our strategy depends on our ability to continue to recruit and retain high quality management and other employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We cannot assure you that we will be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategy.

Consolidation of our customers may adversely affect our financial results.

        Mergers among our customers in some of our key markets have occurred or are occurring, including among financial services companies, legal and accounting firms and scientific and healthcare research institutions. Consolidation may create larger customers with more bargaining power, which may adversely impact the prices we can charge for our products and services. In some instances following a consolidation, divisions and employees are eliminated. This may result in lower demand for our products and services. Lower demand and lower prices for our products and services may adversely affect our financial results.

Our customers may become more self-sufficient, which may reduce demand for our products and services and adversely affect our financial results.

        Our customers may decide to independently develop certain products and services that they currently obtain from us. For example, some of the customers of our financial group have established a consortium to aggregate and disseminate their research reports to their institutional clients. Customers of our corporate training business may develop and implement their own corporate training programs. To the extent that our customers become more self-sufficient, demand for our products and services may be reduced which may adversely affect our financial results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services and adversely affect our financial results.

        In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and we expect this trend to continue. For example, governmental agencies have increased the amount of information they make publicly available for free. Public sources of free or relatively inexpensive information may reduce demand for our products and services. To the extent that our customers choose to use these public sources directly for their information needs, our financial results may be adversely affected.

We may not be willing or able to maintain the availability of information obtained through licensing arrangements or the terms of our licensing arrangements may change, which may reduce our profit margins or our market share.

        We obtain significant information through licensing arrangements with content providers. For example, we do not have a proprietary news source and we license all of our news content from various sources. Some content providers may seek to increase licensing fees for providing their proprietary content to us. If we are unable to renegotiate acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.

Parts of our businesses are affected by changes in the general economy, which may adversely affect our financial results.

        The performance of parts of our businesses is dependent on the financial health and strength of our customers, which is in turn dependent on the general economies in our major markets, North America and Europe. For example, customers of our financial group, of our corporate training business in our learning group and of our trademark search business in our legal and regulatory group are particularly affected by fluctuations in the economy. A significant downturn in the economy could lead to cost-cutting measures by some of these customers. As a result, purchases of some of our products and services may be reduced. In addition, we derived approximately 3% of our 2002 revenues from advertising. During an economic downturn, spending on advertising generally decreases. Cost-cutting by our customers and lower spending on advertising in response to a weak economic climate may adversely affect our financial results.

We are controlled by Woodbridge, which is in a position to affect our governance and operations.

        Our principal shareholder, Woodbridge, beneficially owned, directly or indirectly, approximately 64% of our common shares as of March 19, 2003. For as long as Woodbridge has a controlling interest in us, it will generally be able to approve any matter submitted to a vote of shareholders without the consent of our other shareholders, including, among other things, the election of our board of directors and the amendment of our articles of incorporation and by-laws. In addition, Woodbridge is able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of assets by us, our access to capital markets, the payment of dividends and any change of control of us, such as a merger or take-over. The effects of this control may be to limit the price that investors are willing to pay for our common shares. In addition, we cannot assure you that Woodbridge will not sell any of our common shares it owns in the future. A sale of our common shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our common shares.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

        Many of our products and services are comprised of information delivered through a variety of media, including books, journals, CDs, dedicated transmission lines, the Internet and software-based applications. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for us in protecting our proprietary rights in content delivered through these media. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

Our effective income tax rate may increase significantly, which would have a negative effect on our earnings and our available cash.

        We have benefited from a low effective income tax rate in recent years. In 2002, our income tax expense represented 21.4% of our earnings from continuing operations before income taxes and our proportionate shares of losses on investments accounted for using the equity method of accounting, compared to the statutory corporate income tax rate in Canada of approximately 38.6%. Our low effective income tax rate was due principally to various tax strategies, including lower tax rates applicable to our operating and financing subsidiaries in countries outside of Canada. In addition, in the past, we were able to utilize net operating loss carryforwards to reduce our effective income tax rate. Most of our remaining loss carryforwards are in Canada. Our ability to use these loss carryforwards in the future may be limited because our taxable earnings in Canada may be insufficient. We expect our effective income tax rate to increase within the next several years and this increase may be significant. An increase in our effective tax rate could arise as a result of increases in the proportion of our earnings being generated in countries that have higher tax rates than our current effective tax rate, including the United States, the effect of changes in tax legislation and changes in tax treaties that may increase the amount of tax payable by some of our subsidiaries. An increase in our effective income tax rate would have an adverse effect on our earnings and on the amount of cash we have available.

We have significant goodwill and identifiable intangible assets recorded on our balance sheet that may be subject to impairment losses that would reduce our reported assets and earnings.

        Identifiable intangible assets and goodwill, arising from acquired businesses, comprise a substantial portion of our total assets. At December 31, 2002, our total assets were approximately $18.5 billion, of which approximately $8.1 billion, or 44%, was goodwill and approximately $4.7 billion, or 25%, was identifiable intangible assets. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized. In accordance with new accounting rules, we recognized impairment charges in 2002 in connection with the application of the new rule by us as well as our equity investees.

Our businesses rely heavily on electronic delivery systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

        We depend heavily on the capacity, reliability and security of our electronic delivery systems and the Internet. Heavy use of our electronic delivery systems and other factors such as loss of service from third parties, operational failures, sabotage, break-ins and similar disruptions from unauthorized tampering, human error, national disasters, power loss and computer viruses could cause our systems to operate slowly or interrupt their availability for periods of time. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third-party Internet providers or increased government regulation. If disruptions, failures or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our customers may be adversely affected.

4.    SELECTED FINANCIAL INFORMATION

        The following tables present selected financial data for the three most recent years and are derived from our consolidated financial statements. Since the information in these tables is only a summary and does not provide all of the information contained in our financial statements, including related notes, you should read "Management's Discussion and Analysis" and our consolidated financial statements, including related notes, contained elsewhere in, or provided as an exhibit to, this annual information form.

(US$ in millions except per share amounts) For the years ended December 31	2002	2001	2000
Revenues	$7,756	$7,237	$6,514

Earnings from continuing operations	$606	$684	$599
Earnings from discontinued operations	9	92	652

Net earnings	$615	$776	$1,251

Basic and fully diluted earnings per common share:
From continuing operations	$0.92	$1.05	$0.92
From discontinued operations	0.01	0.14	1.04

Attributable to common shares	$0.93	$1.19	$1.96

Total assets	$18,542	$18,650	$15,699
Total long-term liabilities	$6,386	$6,567	$4,916
Total shareholders' equity	$8,954	$8,220	$7,818
Dividends per common shares (US$)	$0.705	$0.70	$0.685
Dividends per Series II preferred shares (Cdn$)	$0.73	$1.07	$1.26
Dividends per Series V preferred shares (Cdn$)	$1.00	$1.25	$1.25

Supplemental Information

(US$ in millions except per common share amounts) For the years ended December 31	2002	2001	2000
Earnings attributable to common shares, as above	$596	$749	$1,223
Adjustments:
Earnings from discontinued operations	(9)	(92)	(652)
One time items:
Net losses (gains) on disposals of businesses and investments	34	(302)	(38)
Restructuring charges	6	30	37
Year 2000 costs	—	—	4
Tax on above items	—	66	(1)
Bell Globemedia (BGM) goodwill impairment	67	—	—
One-time tax benefits	—	—	(105)
Effect of new accounting standard(1)	—	194	146

Adjusted earnings from continuing operations(2)	$694	$645	$614

Adjusted basic and fully diluted earnings per common share from continuing operations(2)	$1.08	$1.03	$0.99

(1)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the new accounting standard was in effect in 2001 and 2000.

(2)
Adjusted earnings from continuing operations do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore are unlikely to be comparable with the calculation of similar measures for other companies. You should not view adjusted earnings from continuing operations as an alternative to net income or other measures of financial performance calculated in accordance with GAAP. We reconcile adjusted earnings from continuing operations to our income statement under GAAP in the "Management's Discussion and Analysis" section of this annual information form.

Dividends

  Policy and Reinvestment Commitment

        We presently pay quarterly dividends on our common shares and intend to continue to do so.

        Our policy is to pay dividends at a rate that takes into account all factors that our board of directors considers relevant, including our earnings, available free cash flow, financial condition and capital requirements. Our common share dividend rate also takes into account the agreement by our principal shareholder, Woodbridge, to reinvest, until June 30, 2005, at least 50% of the quarterly dividends it and its subsidiaries receive in newly issued common shares under our dividend reinvestment plan.

        Our board of directors periodically reviews our dividend policy. The declaration of dividends by our board of directors and the amount of those dividends may be adjusted or eliminated at the discretion of our board of directors.

  Dividend Reinvestment Plan

        Under our dividend reinvestment plan, our common shareholders may elect to have their dividends reinvested in additional common shares that are newly issued rather than purchased in the market. The price per common share is calculated by reference to the weighted average price of our common shares on the Toronto Stock Exchange during the five trading days immediately preceding the record date for each dividend payment. No brokerage commissions are payable in connection with the purchase of common shares under our dividend reinvestment plan and we bear all administrative costs. The plan is currently available to our registered common shareholders who are resident in Canada, the United States and the United Kingdom.

  Common Share Dividends

        During the past 12 months, we paid quarterly dividends of $0.175 per common share on June 17, 2002 and September 16, 2002 and we paid quarterly dividends of $0.18 per common share on December 16, 2002 and March 17, 2003. We also paid a special dividend of $0.428 per common share on March 17, 2003 in connection with the closing of the sale of our 20% interest in Bell Globemedia to a company owned by the Thomson family for $279 million. We pay dividends on our common shares in U.S. dollars, but our common shareholders have the option to receive dividends in equivalent Canadian dollars or British pounds sterling.

  Preference Share Dividends

        We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

        We pay dividends on our Series V preference shares monthly at a rate that floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, is the annual floating dividend rate applicable for a month less than 50% of prime or greater than prime. In February 2003, we exercised our right to redeem all of our outstanding Series V preference shares with a redemption date of April 14, 2003. We will redeem the shares at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

5.    MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the related notes to these financial statements. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described elsewhere in this annual information form.

Overview

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that were previously maintained in our financial group.

        Our total revenues for 2002 were $7,756 million, an increase of 7% from $7,237 million in 2001. In 2002, we derived approximately 60% of our revenues from sales of products under subscription arrangements, 37% from other products and services and only 3% from advertising. A significant component of our revenues included in the "Other products and services" category was sales of textbooks from our publishing businesses. Our revenues are generally recurring or predictable and are derived from a diverse customer base. In both 2002 and 2001, 83% of our revenues were from our operations in North America and in each year, no single customer accounted for more than 2% of our total revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers' option, and the renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold. We utilize incentive programs to encourage our customers to order an appropriate number of books to reduce the number of books returned to us.

        We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produces the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the years ended December 31, 2002 and 2001.

	Year ended December 31,
	2002	%	2001	%
	(millions of U.S. dollars)
United States	6,358	81%	5,943	81%
Europe	1,029	13%	902	12%
Asia-Pacific	271	3%	225	3%
Canada	180	2%	153	2%
Other countries	77	1%	105	2%

	7,915	100%	7,328	100%

Eliminations	(159)		(91)
Total	7,756		7,237

(1)
Represents intercompany sales from one region to another.

        We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot increase our prices proportionately. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk. We are seeking to continue to increase our revenues from outside North America as a percentage of our overall revenues.

        We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically. We deliver information electronically over the Internet, through dedicated transmission lines, on compact discs (CDs) and more recently through handheld wireless devices. In 2002, 53% of our revenues from ongoing businesses were derived from products and services delivered electronically, a slight decrease from 54% in 2001. While the absolute amount of revenues from products and services delivered electronically increased by 6% in 2002, electronic revenues as a percentage of our total revenues decreased primarily due to our acquisition in 2001 of the higher education, corporate training businesses of Harcourt General Inc., or Harcourt, which have a higher percentage of print-based revenues than our other businesses. However, we expect that electronic revenues as a percentage of our total revenues will increase slightly in 2003 compared to 2002 as we continue to emphasize electronic delivery, and as markets outside of North America continue to incorporate technology into their workflow.

        Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs than those that are print-based.

        Our most significant expense is labor. Labor includes all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but does not include costs related to our stock appreciation rights. Labor represented approximately 59% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2002 compared to approximately 57% in 2001. No other category of expenses accounted for more than 10% of our operating costs in either 2002 or 2001.

        Beyond labor costs, the operating costs of our market groups and our individual businesses vary widely. The most significant additional cost items are the development and production of textbooks by some of our businesses, including the costs of paper and the printing and binding of books.

        We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2001 and 2002, our total capital expenditures were $1.2 billion, of which approximately 70% was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. However, we expect our technology-related expenditures to decline as a percentage of revenues in 2003 because we have largely completed our transformation into a provider of integrated information solutions which required a significant initial investment in technology.

Acquisitions

        During 2001 and 2002, we completed a total of 57 acquisitions for an aggregate cost of over $2.6 billion. Our 2001 acquisition of Harcourt's higher education and corporate training businesses for $2.1 billion was the most significant of these transactions and represented a strategic acquisition which significantly enhanced the scale and scope of our learning group and, to a lesser extent, our legal and regulatory market group. Our other acquisitions in 2001 and 2002 were more tactical in nature and generally related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2001 and 2002, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2001 and 2002 have initially had lower margins than our existing businesses.

        When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. Because we often combine the acquired products and services with our existing offerings, it is becoming increasingly difficult for us to determine the contribution that acquired businesses make to our revenues and operating profits. In addition, we may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in our operating or restructuring costs.

Seasonality

        We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit, Adjusted Earnings from Continuing Operations and Free Cash Flow

        We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  EBITDA.  Among other things, earnings before interest, taxes, depreciation, amortization and restructuring charges, or EBITDA, eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance.

  •
  Free cash flow.  We also evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings from continuing operations.  We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

        EBITDA, adjusted operating profit, free cash flow, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. We reconcile EBITDA, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP in the following discussion.

Results of Operations

Consolidated Operations

        Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Operating Results by Business Segment — Discontinued Operations" below. Our results from ongoing businesses exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (disposals). The principal businesses included in disposals were various businesses in our financial group in 2001 and 2002 and Jane's Information Group, or Jane's, in 2001.

	Year ended December 31,
	2002	2001	Change
	(millions of U.S. dollars)
Total businesses:
Revenues	7,756	7,237	7%
EBITDA	2,060	1,786	15%
EBITDA margin	26.6%	24.7%
Adjusted operating profit	1,518	1,310	16%
Adjusted operating profit margin	19.6%	18.1%
Ongoing businesses:
Revenues	7,736	7,162	8%
EBITDA	2,062	1,789	15%
EBITDA margin	26.7%	25.0%
Adjusted operating profit	1,522	1,319	15%
Adjusted operating profit margin	19.7%	18.4%

        Revenues.    The increases in revenues were primarily attributable to contributions from acquisitions, most notably our July 2001 acquisition of certain businesses of Harcourt, as well as growth in the existing businesses of all of our market groups, except our financial group.

        EBITDA and adjusted operating profit.    The following table provides a reconciliation of operating profit to both EBITDA and adjusted operating profit for the years ended December 31, 2002 and 2001.

	Year ended December 31,
	2002	2001
	(unaudited) (millions of U.S. dollars)
Operating profit	$1,224	$836
Add back:
Restructuring charges	6	30
Amortization	288	444

Adjusted operating profit	1,518	1,310
Add back:
Depreciation	542	476

EBITDA	2,060	1,786

        The increases in EBITDA and EBITDA margin were primarily due to increased revenues, efficiencies realized at acquired companies and stringent cost controls. Additionally, we realized a $32 million gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans. This gain was recorded within corporate and other, and is discussed more fully under that section. The increases in adjusted operating profit reflected the increased EBITDA, partially offset by increased depreciation expense.

        Depreciation and amortization.    Depreciation in 2002 increased 14% to $542 million from $476 million in 2001. This increase reflected recent acquisitions and capital expenditures. Amortization in 2002 decreased 35% to $288 million from $444 million in 2001, primarily due to the adoption of a new accounting standard effective January 1, 2002, which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, we did not reflect amortization of those balances in our 2002 results, but we included this amortization in our results for 2001.

        Restructuring charges.    We incurred restructuring charges of $6 million in 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media. In 2001, we incurred $30 million of restructuring charges, of which $20 million related to the integration of certain Harcourt businesses that we acquired, $8 million related to strategic initiatives in our legal and regulatory group and $2 million related to the reorganization of certain magazine operations within our scientific and healthcare group to eliminate non-strategic and unprofitable products.

        Net (losses) gains on disposals of businesses and investments.    Our net losses on the disposals of businesses and investments in 2002 totaled $34 million. These losses related primarily to a reduction in the carrying value of certain investments to reflect their fair values. In 2001, our net gains on disposals of businesses and investments were $302 million and consisted primarily of a $317 million gain on the disposal of The Globe and Mail newspaper in January 2001 and an $80 million gain on the disposal of Jane's in April 2001. Those amounts were partially offset by a reduction of $100 million in the carrying values of certain investments to reflect their fair values.

        Net interest expense and other financing costs.    Our interest expense in 2002 increased 23% to $291 million from $236 million in 2001. This increase reflected increased borrowings to finance acquisitions, particularly our acquisition of certain Harcourt businesses in 2001.

        Income taxes.    Our income tax expense in 2002 of $192 million represented 21.4% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with income tax expense of $168 million in 2001 and an equivalent percentage of 18.6%. Our effective income tax rate in each year was lower than the statutory corporate income tax rate in Canada of 38.6% (2001 — 40.2%) due principally to the lower tax rates and various tax strategies applicable to our operating and financing subsidiaries in countries outside Canada. We expect our effective income tax rate to continue to increase over the next several years.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates includes our proportionate share of net losses of investments accounted for using the equity method, as well as writedowns from the reduction in carrying value of certain investments accounted for under the equity method. In 2002, equity in losses of associates, net of tax, was $101 million, compared to $50 million in 2001. The increase was primarily due to a goodwill impairment charge recorded by one of our equity-method investees, of which our proportionate share was $67 million. Subsequent to December 31, 2002, we sold our interest in this investment. See "Subsequent Events" below. Additionally, we wrote down the carrying values of certain equity-method investments to reflect their fair values. The most significant of these writedowns was a $12 million writedown in our financial group. Those losses were partially offset by the reduced amortization expense recognized by equity-method investees due to the impact on our investees of their adoption of the new accounting standard related to goodwill and identifiable intangible assets.

        Earnings attributable to common shares.    In 2002, earnings attributable to common shares were $596 million, compared to $749 million in 2001. These results are not directly comparable, however, because of the adoption in 2002 of the new accounting standard related to goodwill and identifiable intangible assets. If the new accounting standard had been in effect in 2001, earnings attributable to common shares in 2001 would have been $943 million. Those results, however, are still not directly comparable because of certain one-time items.

        The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2002 and 2001. The table excludes one-time items from both years and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during 2001.

	Year ended December 31,
(unaudited)
(millions of U.S. dollars, except per common share amounts)
	2002	2001
Earnings attributable to common shares	596	749
Exclude earnings from discontinued operations	(9)	(92)
Adjust for effect of new accounting standard, net of tax	—	194

Earnings attributable to common shares from continuing operations after new accounting standard	587	851
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	34	(302)
Restructuring charges	6	30
Proportionate share of goodwill impairment recognized by equity-method investee	67	—
Tax on above items	—	66

Adjusted earnings from continuing operations	694	645

Adjusted earnings per common share from continuing operations	$1.08	$1.03

        On a comparable basis, adjusted earnings from continuing operations in 2002 were $694 million, compared to $645 million in 2001. This increase was primarily attributable to growth in existing businesses and a $22 million after-tax gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans, partially offset by writedowns in the value of equity-method investments. At the adjusted earnings level, increased operating profit from acquisitions was more than offset by increased amortization of identifiable intangible assets and interest expense relating to those acquisitions.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	2,961	2,844	4%
EBITDA	928	860	8%
EBITDA margin	31.3%	30.2%
Adjusted operating profit	769	713	8%
Adjusted operating profit margin	26.0%	25.1%

        The increase in revenues was primarily attributable to contributions from acquired businesses, growth in software sales, higher global Westlaw sales and increased sales at our FindLaw business. These increases were partially offset by reduced demand in our business information and news business, slower global trademark activity and a decrease in revenues in Latin America.

        Revenue growth attributable to acquisitions was primarily due to BAR/BRI, a provider of bar examination review courses acquired in July 2001 as part of the Harcourt acquisition; NewsEdge, a provider of real-time news and information products acquired in September 2001; and ProLaw, a provider of productivity tools for law firms and corporate legal departments acquired in August 2001.

        In the United States, growth in Westlaw sales in 2002 was driven primarily by increased sales to mid-sized law firms, and to a lesser degree to governmental and corporate customers and large and small-sized law firms. Internationally, the introduction of country-specific versions of Westlaw in countries such as Germany and Canada also contributed to revenue growth in 2002. Increased sales of tax compliance software and our Checkpoint online tax service contributed to higher revenues in the tax and accounting businesses. Increased sales of online products, software and services continued to be strong in 2002, but that growth was partially offset by increasing subscription cancellations in print and CD media, as economic conditions forced some of our customers to reconsider purchasing information in multiple media.

        The increases in EBITDA and adjusted operating profit, along with improvements in the corresponding margins, reflected the revenue growth described above and significant cost containment across the market group.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	2,290	1,851	24%
EBITDA	520	406	28%
EBITDA margin	22.7%	21.9%
Adjusted operating profit	354	264	34%
Adjusted operating profit margin	15.5%	14.3%

        The increase in revenues was primarily attributable to contributions from acquisitions and growth in existing businesses. Revenue contributions from acquisitions were primarily from the inclusion of the full year results for certain businesses of Harcourt that we acquired in July 2001. Revenue growth in existing businesses was primarily from our academic publishing and international businesses, as well as from certain businesses in our lifelong learning business. Our academic businesses benefited from the increasing enrollment in colleges and universities. Because of technology and globalization, more enrollment in online degree and certificate courses is occurring, particularly where traditional college campuses have become overcrowded. These revenue increases were partly offset by decreases in our information technology training business, reflecting the lowering of corporate training budgets in an attempt to control costs.

        The increases in EBITDA and adjusted operating profit and related margins reflected revenue growth, improved efficiencies realized from combining the acquired Harcourt businesses with our existing businesses, and lower one-time costs related to our acquisition of the Harcourt businesses.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	1,543	1,585	(3%)
EBITDA	418	401	4
EBITDA margin	27.1%	25.3%
Adjusted operating profit	249	252	(1%)
Adjusted operating profit margin	16.1%	15.9%

        The decrease in revenues was primarily attributable to the continued global slowdown in the financial services industry. Decreased trading volume in all major markets and continued deterioration in transaction services such as mergers, acquisitions, and equity offerings led to reduced profitability for some of our customers in 2002. In 2002, some of our customers reduced their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing. These decreases in revenues were partially offset by increases in revenues in our corporate business, which resulted from increased demand for our Capital Markets Intelligence (CMI) and Outbound products; at Beta, a securities data-processing business; at Autex, a real-time network for trade-order indications and executions; and at Omgeo, our partnership with the Depository Trust & Clearing Corporation for transaction processing services.

        Despite the decrease in revenues, EBITDA and EBITDA margin increased slightly as a result of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group.

        In the fourth quarter, we repositioned our businesses that sell equity products and services. As a result of this repositioning, we reduced the number of sales and technology personnel required to serve customers, and we took a $20 million charge in the fourth quarter primarily related to severance. Offsetting this charge were net credits of $30 million, also recognized in the fourth quarter, which largely related to the reversal of bonus-related accruals which were no longer required due to the lower than expected performance of our financial group's businesses.

        Increases in EBITDA flowed through to adjusted operating profit, but were offset by higher depreciation expense arising from a greater level of capital expenditures in 2001. These capital expenditures were primarily related to expenditures on the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project. The increased depreciation expense offset the increases in EBITDA, leading to a decrease in adjusted operating profit for 2002.

Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	780	692	13%
EBITDA	206	174	18%
EBITDA margin	26.4%	25.1%
Adjusted operating profit	179	150	19%
Adjusted operating profit margin	22.9%	21.7%

        The increase in revenues was generated by contributions from acquisitions and from existing businesses. Revenue growth from acquisitions primarily came from Gardiner-Caldwell, a provider of continuing medical education acquired in December 2001; Wila Verlag, a provider of patent information acquired in April 2002; and Current Drugs, a provider of databases to entities in the pharmaceutical and biotechnology industries acquired in August 2002.

        Growth from existing businesses resulted from increased subscription sales of scientific, drug and patent information, as well as increased revenues from continuing medical education programs. Among the factors driving revenue growth were penetration of non-North American markets, pharmaceutical company demand for drug and patent-related information in connection with research and development, increases in drug and clinical point-of-care solutions to healthcare providers, and the continuing trend of pharmaceutical companies expanding their sponsorship of continuing medical education programs. These increases were partially offset by lower revenues in advertising-sensitive healthcare magazines.

        The increases in EBITDA, adjusted operating profit and the corresponding margins resulted from these increased revenues, but also from effective cost controls and benefits arising from restructuring efforts undertaken in 2001.

Corporate and Other

        Revenues, which relate solely to Thomson Media, decreased by 9% from $222 million in 2001 to $201 million in 2002 as a result of reduced advertising revenues across all publications.

        The EBITDA loss for 2002 in corporate and other was $10 million, compared to an EBITDA loss of $52 million in 2001. The improvement in EBITDA was primarily attributable to a $32 million gain in connection with one of our U.K. pension plans and cost reductions in Thomson Media which partially offset the lost revenue. Canadian accounting principles require us to record a valuation allowance against the assets of overfunded pension plans if the assets cannot be used by us to reduce future contributions to the plans. When the values of these assets decline, the need for the valuation allowance against the assets also declines. However, we recognize the decline in the value of the assets over time, while we recognize in income immediately the reduction in the valuation allowance, as computed on the measurement date of the plan. In the fourth quarter of 2002, such a situation occurred with respect to one of our U.K. pension plans due to the decline in equity markets. As such, we reversed the valuation allowance against the assets, which resulted in a pre-tax gain of $32 million.

Discontinued Operations

        In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper interests during 2001. In conjunction with the expiration of certain representation and warranty periods associated with the disposals, we released reserves of $9 million in 2002.

Liquidity and Capital Resources

Financial Position

        At December 31, 2002, our total assets were $18,542 million, which represented a slight decrease from the December 31, 2001 asset balance of $18,650 million. This decrease was primarily due to depreciation and amortization charges of $830 million and a reduction of goodwill and identifiable intangible assets of $192 million in connection with the adoption of the new accounting standard. These decreases were largely offset by additions from acquisitions and increases in the balances of non-U.S. dollar denominated net assets due to currency translation movements.

        Our total assets by market group are as follows:

	Year ended December 31,
	2002		2001
(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,195	39%	7,335	39%
Thomson Learning	5,328	29%	5,335	29%
Thomson Financial	3,022	16%	3,302	18%
Thomson Scientific & Healthcare	1,023	6%	893	5%
Corporate and other	1,974	10%	1,785	9%

	18,542	100%	18,650	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity.

	At December 31,
(millions of U.S. dollars)
	2002	2001
Short-term indebtedness	316	620
Current portion of long-term debt	318	473
Long-term debt	3,487	3,651

Total debt	4,121	4,744
Swaps	161	238

Total debt after swaps	4,282	4,982
Less: cash	(709)	(532)

Net debt	3,573	4,450

	At December 31,
(millions of U.S. dollars)
	2002	2001
Shareholders' equity	8,954	8,220
Net debt/equity ratio	0.40:1	0.54:1

        At December 31, 2002 and 2001, shareholders' equity includes $442 million of preference share capital redeemable only at our option. In February 2003, we announced that we will redeem all of our outstanding Series V Cumulative Redeemable Preference Shares. Following the redemption in April 2003, our preference share capital will be $110 million, representing our Series II preference shares. See "Subsequent Events" for further information.

        The following table displays the changes in our shareholders' equity for the year ended December 31, 2002:

(millions of U.S. dollars)
Balance at January 1, 2002	8,220
Earnings attributable to common shares for the year ended December 31, 2002	596
Effect of adoption of accounting standard	(183)
Issuance of common shares	437
Common dividend payments	(283)
Reduction of cumulative translation losses	167
Balance at December 31, 2002	8,954

        Presently, our long-term debt is rated "A3" (stable outlook) by Moody's, "A-" (stable outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service, or DBRS, and our short-term debt is rated "R1 (low)" by DBRS. As a result of the improvement in our financial position in 2002 compared to 2001, Standard & Poor's revised its outlook on our rating from "negative" to "stable." The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends, primarily by Woodbridge, our principal shareholder. Please see "Related Party Transactions" below for more information about our dividend reinvestment arrangement with Woodbridge. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in 2002 was $1,691 million, compared to $1,651 million for 2001. This increase reflected a higher level of EBITDA and accounts receivable collections, offset partially by voluntary contributions to two of our defined benefit pension plans and higher tax payments.

        Investing activities.    Cash used in our investing activities in 2002 was $910 million, compared to $3,015 million for 2001. The higher use of cash in 2001 was primarily attributable to our purchase in July 2001 of certain Harcourt businesses for $2,060 million.

        Additions to property and equipment in 2002 decreased 24% to $523 million from $684 million in 2001. Higher additions in 2001 reflected certain one-time expenditures in our legal and regulatory group related to investments in a new enterprise resource planning system at West and technology-related purchases, and in our financial group, related to expenditures for the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project.

        Other investing activities, which primarily comprise activity on acquisition and disposition related reserves, were $166 million in 2002 compared to $359 million in 2001. The decrease reflected the completion of many post acquisition and disposal activities during the year.

        Financing activities.    Cash used in our financing activities was $614 million for the year ended December 31, 2002. This amount reflected repayments of outstanding public debt, other debt, commercial paper and revolving bank credit facilities, as well as dividends paid, partly offset by the receipt of proceeds from our issuance of common shares and public debt, both of which are discussed below. Cash provided by our financing activities was $1,563 million for the year ended December 31, 2001. These amounts reflected the issuance of medium-term notes, public debt and borrowings under revolving bank credit facilities, partly offset by the repayment of outstanding public debt, as well as dividends paid.

        On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. As of December 31, 2002, the Thomson family, through Woodbridge and its affiliates, beneficially owned approximately 69% of our common shares. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

        In January 2002, we issued $400 million of U.S. dollar denominated unsecured notes due February 1, 2008, bearing an annual interest rate of 5.75%, payable semi-annually. We used the net proceeds of $397 million from the offering primarily to repay indebtedness.

        Dividends declared during 2002 were $451 million compared to $439 million in 2001. Of this amount, $168 million in 2002 and $160 million in 2001 were reinvested in common shares through our dividend reinvestment plan, primarily by Woodbridge, resulting in common share dividend cash payments of $283 million and $279 million in 2002 and 2001, respectively.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2002 and 2001:

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001
Net cash provided by operating activities	1,691	1,651
Additions to property and equipment	(523)	(684)
Other investing activities, net	(166)	(359)
Dividends paid on preference shares	(22)	(28)

Free cash flow	980	580

        The improvement in our free cash flow in 2002 compared to 2001 was primarily a result of higher EBITDA and accounts receivable collections, as well as lower capital expenditures and lower levels of acquisition and disposal related reserve activity, which are the principal components of other investing activities. These improvements were partially offset by voluntary cash contributions made in 2002 to two of our defined benefit pension plans and higher tax payments than in 2001.

        Commercial paper program and facilities.    At December 31, 2002, including related currency swaps, $305 million of commercial paper was outstanding compared to $605 million as of December 31, 2001. Our commercial paper program allows us to issue up to Cdn$1,000 million. As of December 31, 2002, we maintained revolving credit facilities in the amount of $1,440 million. In March 2003, we renewed these facilities, resulting in new total facilities of $1,545 million. Of this amount, $390 million terminates in March 2004, $375 million terminates in August 2004 and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding. At December 31, 2002, after deducting outstanding commercial paper and a separately drawn amount of $49 million under the revolving facilities, we have remaining available facilities of $1,086 million. At December 31, 2001, our credit facilities were supplemented by bridge financing facilities in the amount of $1,500 million used to complete our acquisition of certain Harcourt businesses. At December 31, 2001, there were no amounts outstanding under the bridge facilities, which we terminated in January 2002.

        Commitments.    The following table presents a summary of our contractual obligations as of December 31, 2002 for the years indicated:

(millions of U.S. dollars)	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt(1)	355	382	311	651	576	1,688	3,963
Operating lease payments	200	178	150	118	106	283	1,035
Capital commitments to joint ventures	9	4	—	—	—	—	13
Unconditional purchase Obligations	113	63	23	10	—	—	209
Capital commitments to investees(2)	15	—	—	—	—	—	15

Total	692	627	484	779	682	1,971	5,235

(1)
After giving effect to hedging arrangements.

(2)
Payable upon demand by the investees.

        We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

        We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

        We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. We do not believe that additional payments would have a material impact on our financial statements. We have a capital commitment to a joint venture totaling a maximum of $13 million, which is payable only upon the attainment of certain operational milestones by the joint venture. Additionally, we have capital commitments to two equity investees totaling $15 million, which are payable upon demand of the investees.

        With certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with one disposition, we have guaranteed certain obligations up to a maximum of $24 million. At this time, we estimate that we will be required to pay $7 million of the maximum amount, and we have accrued this estimate within "Other non-current liabilities" in our consolidated balance sheet.

        We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

        For the foreseeable future, we expect to generate cash from our operations that is sufficient to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course of business.

Market Risks

        Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is carried on in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings and the value of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Changes in exchange rates between 2001 and 2002 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. For 2002, we decreased our unrealized cumulative translation losses by $167 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

        We use hedging arrangements in the ordinary course of business to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we enter into currency swap arrangements to convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2002, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. We do not enter into speculative positions through the use of derivatives or any other financial instruments.

        At December 31, 2002, after taking into account interest rate swap agreements, 91% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Using these numbers, a 1% change in interest rates would increase or decrease our full-year interest expense by approximately $4 million.

        Set forth below are the U.S. dollar equivalents of our local currency revenues and operating profit. Based on our 2002 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of U.S. dollars)	Revenues as reported	Impact on revenues	Operating Income as reported	Impact on operating income
Currency
U.S. dollar	6,396	—	1,045	—
British pound sterling	627	63	145	15
Euro	193	19	(7)	(1)
Canadian dollar	178	18	25	3
Australian dollar	116	12	4	—
Other	246	24	12	1

Total	7,756	136	1,224	18

        In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

Related Party Transactions

        In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net (losses) gains on disposals of businesses and investments" within our consolidated financial statements for the year ended December 31, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to Bell Globemedia. During August 2002, we entered into an agreement with Bell Globemedia under which we paid cash to Bell Globemedia equivalent to the recorded liability in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors and officers' insurance for any amount up to $25 million with a third party insurance company. A separate third party insurer is responsible for the next $75 million of coverage. Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $625,000, which is less than the premium that we would have paid to a third party.

        In June 2002, The Thomson Corporation PLC, a subsidiary of ours, redeemed its Series A ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

        Also in June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors and shareholders against any liabilities which may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

        In May 2002, Woodbridge extended its commitment to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of our company for a further three years, to June 2005.

        In April 2001, we sold Jane's to a subsidiary of Woodbridge for $110 million. Additionally, in September 2001, we sold our 50% interest in Augusta Newsprint Company to Woodbridge for $190 million. In each case, we retained a financial advisor that provided an opinion on the fairness of the transaction to us from a financial point of view.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of our company. Subsequently, in February 2002, the shares were exchanged for a separate preferred share issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter.

        In January 2001, we completed a transaction with BCE Inc. and Woodbridge in which we exchanged our interest in The Globe and Mail newspaper and other related assets for a 20% equity interest in Bell Globemedia. We recently agreed to sell our interest in Bell Globemedia as described under "Subsequent Events."

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2002, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

Employee Future Benefits

        In September 2002, we contributed $107 million to our principal qualified defined benefit pension plan in the United States. In November 2002, we contributed $35 million to a defined benefit pension plan in the United Kingdom. While neither contribution was required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions in light of the steady decline in equity markets, which negatively impacted the assets available to fund the pension obligations. After the contributions, the fair value of plan assets was sufficient to fund the accumulated benefit obligation on the measurement date of each plan.

        The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected return on assets and a discount rate to measure obligations. In 2003, we will reduce our assumption of the expected rate of return on assets available to fund pension obligations to reflect the steady decline in equity markets. Similarly in 2003, we will lower our assumed discount rate used to measure obligations because of declining interest rates. These assumption changes had no impact on the 2002 cost of benefits. Management currently estimates that the anticipated change in assumptions will cause the 2003 cost of employee future benefits to increase by approximately $30 million.

Subsequent Events

        In February 2003, we entered into an agreement to sell our 20% interest in Bell Globemedia to a company owned by the Thomson family for $279 million. In the event that Bell Globemedia is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our board of directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. The transaction closed on March 17, 2003.

        We had previously reduced the carrying amount of this investment by $67 million, reflecting our share of a writedown of goodwill recorded by Bell Globemedia in the fourth quarter of 2002. Upon completion of the sale of our interest, we expect to realize a gain largely offsetting the non-cash writedown. One of our directors is also a director of the parent company of the financial advisor. In connection with the transaction, our board of directors declared a special dividend equal to the proceeds received. We paid the special dividend, equal to $0.428 per common share, on March 17, 2003.

        In February 2003, we exercised our right to redeem all of our outstanding Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. We will redeem the shares at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

Critical Accounting Policies

        The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

        Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition

        Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

        Revenues from sales of products such as textbooks, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

        For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

        A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine which costs may be capitalized, as well as the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Valuation of Identifiable Intangible Assets and Goodwill

        We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

        We review the carrying values of identifiable intangible assets with defined lives whenever events or changes in circumstances arise that indicate that their carrying amounts may not be recoverable. Examples of such events or changes in circumstances include: significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

        Prior to January 1, 2002, we performed impairment tests on goodwill and intangible assets with indefinite useful lives by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future cash flows were based upon our best estimates given the facts and circumstances at that time. Impairments in the carrying amounts of identifiable intangible assets and goodwill were expensed.

        Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants, or CICA, Handbook Section 3062, "Goodwill and Other Intangible Assets." Accordingly, since that date we have tested the recoverability of identifiable intangible assets with indefinite useful lives by comparing carrying amounts to their fair values at least annually or when the conditions referred to above arise. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill will be expensed.

        CICA Handbook Section 3062 requires that goodwill be tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. In accordance with CICA Handbook Section 3062, we test goodwill for impairment using a two-step approach.

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

        We test goodwill for impairment on an annual basis, or more often if an event or condition arises that would more likely than not reduce the fair value of a reporting unit below its carrying amount, or when we dispose of a portion of a reporting unit.

        In connection with the initial adoption of the new accounting standard, we performed a transitional impairment test of the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill. In 2002, we recognized a transitional impairment of $183 million after tax which, in conformity with the standard, was treated as a change in accounting principle and charged directly to opening retained earnings in our consolidated balance sheet for the year ended December 31, 2002.

        As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Investments

        We use the equity method of accounting to account for investments in businesses over which we have the ability to exercise significant influence. Under the equity method, we initially record investments at cost and subsequently adjust the carrying amounts to reflect our share of net earnings or losses of the investee companies. We reduce the carrying amounts for dividends received. We use the cost method of accounting to account for investments in businesses over which we do not have the ability to exercise significant influence.

        To determine whether or not we have significant influence, we consider the percentage of the investment we own, whether we have representation on the board of the investee, our voting rights, as well as any other influential relationships which may exist with respect to the investee.

        We regularly review the fair value of investments to determine if an impairment that is other than temporary has occurred. Because many of the entities in which we invest are not publicly traded, the determination of fair value requires us to make estimates. To the extent that our estimates differ from actual fair value, any required change to the carrying amounts of our investments will affect future reporting periods.

Income Taxes

        We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Employee Future Benefits

        The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions, such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are reevaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

New Accounting Pronouncements

        The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA have recently issued several accounting standards that are applicable to our activities.

  Effective for the year ended December 31, 2002:

  •
  CICA Handbook Section 1650, Foreign Currency Translation;

  •
  CICA Handbook Section 3062, Goodwill and Other Intangible Assets;

  •
  CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments;

  •
  CICA Handbook Section 3063, Impairment of Long-Lived Assets; and

  •
  EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent

  Effective in future periods:

  •
  CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations;

  •
  Accounting Guideline AcG-13, Hedging Relationships;

  •
  EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments;

  •
  EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits; and

  •
  EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

        An overview of each of these standards follows:

        CICA Handbook Section 1650, Foreign Currency Translation.    Amended Handbook Section 1650 eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items. The adoption of amended Handbook Section 1650 did not have a material effect on our financial position or results of operations.

        CICA Handbook Section 3062, Goodwill and Other Intangible Assets.    This Handbook Section requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to impairment tests at least annually, or more frequently if events or changes in circumstances indicate that the asset in question might be impaired. We have completed our initial impairment review and have recognized transitional impairment charges of $183 million, after tax, for the year ended December 31, 2002. In accordance with the requirements of the new Handbook Section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet.

        CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based    Payments. This Handbook Section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method had been used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. We have historically accounted for our stock appreciation rights and other stock-based payments as outlined in the provisions of Handbook Section 3870. As such, this standard did not change our method of accounting, nor did it have any impact on our financial position or results of operations. We do not currently use the fair value-based method and, therefore, have disclosed the required pro forma information in the notes to the accompanying financial statements. Beginning with the first quarter of 2003, we will charge to earnings the fair value of all the stock options we have issued, with restatement of prior periods.

        CICA Handbook Section 3063, Impairment of Long-Lived Assets.    Effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. This standard harmonizes Canadian GAAP for impairment of long-lived assets with U.S. GAAP. We have adopted the provisions of Handbook Section 3063 for the year ended December 31, 2002. The adoption of Section 3063 did not have a material effect on our financial position or results of operations. The key aspects of Handbook Section 3063, issued in December 2002, are as follows:

  •
  a long-lived asset is impaired when its carrying amount exceeds its fair value;

  •
  an impairment loss shall only be recognized when the long-lived asset's carrying amount is not recoverable and exceeds its fair value;

  •
  an impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value; and

  •
  various disclosures related to impaired assets are required.

        EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent.    In December 2001, the EIC issued EIC Abstract 123, which essentially harmonized Canadian GAAP on this issue with U.S. GAAP. The consensus in EIC Abstract 123 was effective for fiscal years beginning after December 6, 2001. The consensus states that whether an enterprise should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on relevant facts and circumstances. The consensus provides a list of factors that should be considered in making the evaluation. We have applied the consensus in EIC Abstract 123 for the year ended December 31, 2002, with no material impact to our statement of earnings presentation.

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations.    Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sales does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        We expect that Handbook Secgtion 3475 will have an impact only upon the presentation of our financial statements.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

        EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits.    In January 2003, the EIC issued Draft Abstract D-25, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. Although issued as a draft, the accounting treatment must be applied prospectively to exit or disposal activities initiated after December 31, 2002. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP.

        EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).    Also in January 2003, the EIC issued Draft Abstract D-26, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP. The Draft Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Draft Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred. The Draft Abstract is effective for all exit or disposal activities initiated after December 31, 2002.

Quarterly Information (unaudited)

        The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2001 through December 31, 2002.

        The following table includes measurements for EBITDA and adjusted operating profit, which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24 to our consolidated financial statements.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues
Legal & Regulatory	665	623	733	688	729	695	834	838
Learning	397	241	451	312	765	676	677	622
Financial	392	400	389	403	382	390	380	392
Scientific & Healthcare	168	156	182	160	178	158	252	218
Corporate and other(1)	43	49	56	64	45	49	57	60
Eliminations	(9)	(9)	(11)	(7)	(6)	(9)	(13)	(7)

	1,656	1,460	1,800	1,620	2,093	1,959	2,187	2,123
Disposals(2)	6	37	9	15	2	18	3	5

	1,662	1,497	1,809	1,635	2,095	1,977	2,190	2,128

EBITDA(3)
Legal & Regulatory	138	128	226	207	233	213	331	312
Learning	(12)	(10)	55	46	263	205	214	165
Financial	97	91	101	98	100	99	120	113
Scientific & Healthcare	33	27	38	34	38	34	97	79
Corporate and other(1)	(26)	(10)	2	(2)	4	(5)	10	(35)

	230	226	422	383	638	546	772	634
Disposals(2)	(2)	1	1	2	(1)	(1)	—	(5)

	228	227	423	385	637	545	772	629

Adjusted operating profit (loss)(3)
Legal & Regulatory	99	91	186	171	195	177	289	274
Learning	(41)	(35)	23	16	207	150	165	133
Financial	57	54	60	62	55	61	77	75
Scientific & Healthcare	26	21	32	28	31	29	90	72
Corporate and other(1)	(31)	(12)	(2)	(5)	—	(7)	4	(36)

	110	119	299	272	488	410	625	518
Disposals(2)	(1)	(2)	(1)	2	(3)	(1)	1	(8)

	109	117	298	274	485	409	626	510

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2002	2001	2002	2001	2002	2001	2002	2001
Earnings (loss) attributable to common shares:
From continuing operations	(34)	151	91	110	256	147	274	249
From discontinued operations	—	16	—	7	—	64	9	5

	(34)	167	91	117	256	211	283	254

Basic earnings (loss) per common share:(4)
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40

Diluted earnings (loss) per common share:(4)
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40

Supplemental information
Earnings from continuing operations as above	(34)	151	91	110	256	147	274	249
Adjust: one-time items, net of tax, resulting from net (gains) losses on disposals of businesses and investments, restructuring charges, proportionate share of goodwill impairment recognized by equity-method investee and effect of new accounting standard(5)	2	(144)	3	25	3	54	99	53

Adjusted earnings from continuing operations	(32)	7	94	135	259	201	373	302
Adjusted basic and diluted earnings per common share from continuing operations	$(0.05)	$0.01	$0.15	$0.22	$0.40	$0.32	$0.57	$0.48

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with our stock appreciation rights.

(2)
Disposals include the results of businesses sold or held for sale.

(3)
Before amortization and restructuring costs.

(4)
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period.

(5)
Represents the reduction of amortization of identifiable intangible assets and goodwill as if the new accounting rules were in effect in 2001.

  Outlook

        Our financial targets over the long term remain the achievement of average annual revenue growth between 7% and 9%, the expansion of EBITDA margins and the improvement of our free cash flow generation. Early indications suggest that continued economic softness and market uncertainty will continue in 2003. In this environment we do not expect to achieve our long-term revenue growth targets in 2003. However, we anticipate that our overall revenues will continue to grow despite softness in some areas. EBITDA margins are expected to continue to expand and we will maintain our focus on driving free cash flow in 2003.

6.    MARKET FOR SECURITIES

        Our common shares are listed and trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TOC."

        Our Series II and Series V preference shares are also listed on the Toronto Stock Exchange. On February 26, 2003, we exercised our right to redeem all of our Series V preference shares with a redemption date of April 14, 2003.

7.    DIRECTORS AND OFFICERS

        The names, municipalities of residence, offices and principal occupations of our directors, executive officers and other officers are shown below. Each director has been a director since the year indicated below and has been elected or appointed to serve until our next annual meeting on May 7, 2003, where they are all expected to re-elected or elected, as the case may be. We have an executive committee, a corporate governance committee, a human resources committee and an audit committee and the members of each such committee are shown below. All of our directors, executive officers and other officers have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted. At March 19, 2003, our directors, executive officers and other officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 69% of our common shares.

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
David K.R. Thomson(1) Toronto, Ontario	Chairman of Thomson and Deputy Chairman of The Woodbridge Company Limited (holding company)	1988
W. Geoffrey Beattie(1)(2)(3) Toronto, Ontario	Deputy Chairman of Thomson and President of The Woodbridge Company Limited (holding company)	1998
Richard J. Harrington Westport, Connecticut	President and Chief Executive Officer of Thomson	1993
Ron D. Barbaro(2)(4) Toronto, Ontario	Chairman and Chief Executive Officer of the Ontario Lottery and Gaming Corporation (gaming)	1993
Robert D. Daleo Fort Lee, New Jersey	Executive Vice President and Chief Financial Officer of the Corporation	2001
Steven A. Denning(3) Greenwich, Connecticut	Managing Partner of General Atlantic Partners, LLC (private equity firm)	2000
John F. Fraser, O.C.(2) Winnipeg, Manitoba	Chairman of Air Canada (airline)	1989
V. Maureen Kempston Darkes, O.C.(4)(5) Miami, Florida	Group Vice President, General Motors Corporation and President of GM Latin America, Africa and Middle East (automobile manufacturer)	1996
Roger L. Martin(4) Toronto, Ontario	Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999
Vance K. Opperman(4) Minneapolis, Minnesota	President and Chief Executive Officer of Key Investment Inc. (holding company)	1996

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
David H. Shaffer(6) New York, New York	Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial	1998
John M. Thompson(4)(7) Greenwich, Connecticut	Corporate director	2003
Kenneth R. Thomson Toronto, Ontario	Chairman of The Woodbridge Company Limited (holding company)	1978
Peter J. Thomson Toronto, Ontario	Deputy Chairman of The Woodbridge Company Limited (holding company)	1995
Richard M. Thomson, O.C.(2)(3) Toronto, Ontario	Corporate director	1984
John A. Tory(1)(3) Toronto, Ontario	President of Thomson Investments Limited (holding company)	1978
Robert C. Cullen(8) Stamford, Connecticut	President and Chief Executive Officer of Thomson Scientific and Healthcare	N/A
Brian H. Hall Colorado Springs, Colorado	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal and Regulatory	N/A
Ronald H. Schlosser(9) Stamford, Connecticut	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning	N/A
James C. Smith(10) Ridgefield, Connecticut	Executive Vice President, Executive Development and Corporate Affairs	N/A
Stephane Bello(11) Mamaroneck, New York	Senior Vice President and Treasurer	N/A
David W. Binet(12) Toronto, Ontario	Secretary to the Board of Directors and Senior Vice President and Secretary of The Woodbridge Company Limited (holding company)	N/A
David J. Hulland Stamford, Connecticut	Senior Vice President, Finance	N/A
Deirdre Stanley(13) New York, New York	Senior Vice President and General Counsel	N/A
John Kechejian Monroe, Connecticut	Vice President, Investor Relations	N/A
Janey M. Loyd(14) Ramsey, New Jersey	Vice President, Communications	N/A

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
John J. Raffaeli, Jr. Pound Ridge, New York	Senior Vice President, Human Resources	N/A
Joseph J.G.M. Vermeer New Canaan, Connecticut	Senior Vice President, Director of Taxes	N/A
Linda J. Walker Easton, Connecticut	Vice President, Controller	N/A

(1)
Member of the executive committee.

(2)
Member of the corporate governance committee.

(3)
Member of the human resources committee.

(4)
Member of the audit committee.

(5)
Prior to 2001, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited.

(6)
In 2002, Mr. Shaffer was appointed Chief Executive Officer of Thomson Financial. Prior to this appointment, Mr. Shaffer was Chief Executive Officer of Thomson Learning. Prior to joining Thomson in 1998, Mr. Shaffer was the Chief Executive Officer of Josten's Learning Corporation and was previously engaged in various senior executive positions with The McGraw-Hill Companies Inc.

(7)
Mr. Thompson was appointed to the board of directors in January 2003. He is the retired Vice Chairman of the board of directors of IBM Corporation. From 1995 to 2000, Mr. Thompson served as Senior Vice President and Group Executive of IBM's Software Group. Mr. Thompson is also a director of TD Financial Group, a financial services company, which has announced that he will become Lead Director and Chairman in April 2003.

(8)
In 2002, Mr. Cullen was appointed President and Chief Executive Officer of Thomson Scientific and Healthcare. Prior to this appointment, Mr. Cullen was President and Chief Executive Officer of Thomson Learning International.

(9)
In 2002, Mr. Schlosser was appointed President and Chief Executive Officer of Thomson Learning. Prior to this appointment, Mr. Schlosser was President and Chief Executive Officer of Thomson Scientific and Healthcare.

(10)
Mr. Smith has been Executive Vice President of Executive Development and Corporate Affairs since January 2002. Mr. Smith has worked for our company for 15 years, primarily in our newspaper group that we sold, where he held a number of operating positions.

(11)
Prior to joining us in 2001, Mr. Bello was Assistant Treasurer of General Motors Corporation. He previously held a number of senior business development and financial positions in Brussels and New York.

(12)
Prior to joining us in 1999, Mr. Binet was a partner in the law firm Tory Tory DesLauriers and Binnington.

(13)
Prior to joining us in 2002, Ms. Stanley was Executive Vice President, Business Development and Strategy for the Electronic Commerce Solutions division of USA Interactive (formerly USA Networks, Inc.). Ms. Stanley joined USA Networks in 1999 as the deputy general counsel. Prior to joining USA Networks, Ms. Stanley was the associate general counsel for domestic strategic transactions at GTE Corporation.

(14)
Prior to joining us in 1999, Ms. Loyd was a Vice President of Marketing and Communications for LAI Worldwide.

8.    ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness and principal holders of our common shares, is contained in our information circular for our most recent annual meeting of shareholders held in May 2002 that involved the election of directors. In April 2003, we intend to file and make publicly available our information circular related to our upcoming annual meeting of shareholders to be held in May 2003. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2002. Copies of these documents may be obtained upon request from The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada.

        Upon request by any person when we are in the course of a distribution of our securities pursuant to a short-form prospectus or when a preliminary short form prospectus has been filed, we will provide: one copy of this annual information form with any documents incorporated by reference; comparative financial statements for the most recently completed financial year with the accompanying auditors' report and any interim financial statements; our information circular in connection with our most recent annual meeting of shareholders; and any other document incorporated by reference into a preliminary short form prospectus or short form prospectus. When we have not filed a preliminary short form prospectus or are not in the course of a distribution, we shall provide any of the foregoing documents subject to our right to require people who do not hold our securities to pay a reasonable charge.

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